SHARE SALE AND PURCHASE AGREEMENT


SHARE SALE AND PURCHASE AGREEMENT dated as of October 27, 2005 by and among VocalTec Communications Ltd., a public company organized under the laws of the State of Israel ("Buyer"), Tdsoft Ltd., a private company organized under the laws of the State of Israel (the "Company"), and the Company's shareholders whose names appear on the signature page of this Agreement or who become parties hereto by virtue of Sections 2.3 or 2.4 (each, a "Shareholder" and together, the "Shareholders").


                              W I T N E S S E T H :
                              - - - - - - - - - -

WHEREAS, the Shareholders hold (i) at least 75% of the issued and outstanding Company Shares (as defined below), and (ii) at least 55% of the issued and outstanding Company Preferred Shares (as defined below), and the Buyer, Company and the Shareholders agreed that, at the Closing and subject to the terms and conditions hereof, Buyer shall acquire all the share capital of the Company for the consideration set forth herein; and

WHEREAS, the Shareholders wish to sell all their Company Shares to Buyer, and Buyer wishes to buy all Company Shares, on the terms and conditions of this Agreement; and

WHEREAS, the board of directors of the Company has determined that the Transaction is advisable and in the best interests of the Company and the Shareholders, has approved and adopted the Transactions and has recommended to the Shareholders to approve the consummation of the Transaction; and

WHEREAS, the board of directors of Buyer has determined that the Transaction is advisable and in the best interests of Buyer and its shareholders, has approved and adopted the transactions contemplated hereby and has recommended to the shareholders of Buyer to approve the consummation of the Transaction.

NOW, THEREFORE, in consideration of the premises and of the mutual representations, warranties, covenants and agreements hereinafter contained, the parties intending to be legally bound agree as follows:

1.     DEFINITIONS

       For purposes of this Agreement, the following terms shall have the following meanings:

       1.1.   "Action" means any legal, administrative, governmental or
               ------
              regulatory proceeding by or before any arbitrator, mediator, court or other Governmental Authority.

       1.2.   "Acquisition" shall mean: (i) a transaction or series of
               -----------
              transactions pursuant to which any Person or group of Persons acquires or would acquire beneficial ownership of more than 50% of the outstanding voting power of Buyer or the Company, as the case may be, whether from Buyer or the Company, as the case may be, or pursuant to a tender offer, exchange offer or otherwise; (ii) a merger, consolidation, business combination, reorganization or share exchange pursuant to which any Person or group of Persons acquires or would acquire beneficial ownership of more than 50% of the outstanding voting power of Buyer or the Company, as the case may be; or a recapitalization, liquidation, dissolution or similar transaction involving Buyer or the Company, as the case may be;
              (iii) any transaction or series of transactions which would result in any third party, un-Affiliated with the Buyer or the Company acquiring more than 50% of the fair market value of the assets of Buyer or the Company, as the case may be, immediately prior to such transaction (whether by purchase of assets, acquisition of stock or otherwise); or (iv) any combination of the foregoing.

       1.3.   "Affiliate" means, with respect to any Person, any other Person
               ---------
              directly or indirectly Controlling, Controlled by or under common Control with such Person. The term "Control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by Contract or otherwise.

       1.4.   "Agreement" means this Share Sale and Purchase Agreement,
               ---------
              including all Exhibits and Schedules hereto, as may be amended from time to time.

       1.5.   "Average Share Price" means the average of the last sale price of
               -------------------
              Buyer's ordinary shares as reported on the primary stock exchange or quotation or trading system in which such Buyer ordinary shares are then traded or quoted, as the case may be, during the 30 trading days ending on the last trading day preceding the date on which such determination is made; provided that if on such date of determination the Buyer's ordinary shares shall have been reported on such primary stock exchange or quotation system for less than 30 trading days, the Average Share Price shall be determined based on such lesser number of trading days; and further provided that if on such date of determination the Buyer's ordinary shares shall have been reported on such primary stock exchange or quotation system for less than 10 trading days, the Average Share Price shall be determined in good faith by the members of audit committee of the Buyer in their sole discretion.

       1.6.   "Business Day" means any day other than a Saturday or any other
               ------------
              day on which banking institutions in the State of Israel are not open for the transaction of normal banking business.

       1.7.   "Buyer Business Intellectual Property" means all Intellectual
               ------------------------------------
              Property owned, licensed or used by the Buyer.

       1.8.   "Buyer Options" means all options and warrants to purchase
               -------------
              securities of the Buyer granted and any other securities convertible or exercisable into Buyer Shares and those obligations to grant such options, warrants and securities, including such options or obligations to grant options to employees, consultants, directors or other Persons set forth on Section 6.15.2 of the Buyer Disclosure Schedule under or subject to the terms of any Buyer Option Plan or pursuant to other specific agreements approved by the board of directors of Buyer and set forth on


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

              Section 6.3 of the Buyer Disclosure Schedule (in each case, whether or not vested).

       1.9.   "Buyer Amended Articles" means the articles of association of the
               ----------------------
              Buyer in the form of Exhibit 1.9, which will be in full force and effect on or prior to the Closing.

       1.10.  "Buyer Shares" means all shares of all classes of the Buyer share
               ------------
              capital as of the date hereof and/or as of the date of Closing.

       1.11.  "Buyer Option Plans" means the Buyer's 1996 Stock Option Plan and
               ------------------
              Incentive Plan, 1997 Stock Option and Incentive Plan, 1998 and 1999 Stock Option Plan and Incentive Plan, 2000 Master Option Plan and 2003 Master Option Plan and related agreements, and all other plans under which options to purchase Buyer Shares have been or may be issued, in each case, as in effect as of the date hereof or as such plan may be amended pursuant to the terms of this Agreement.

       1.12.  "Company Business Intellectual Property" means all Intellectual
               --------------------------------------
              Property owned, licensed or used by the Company.

       1.13.  "Code" means the U.S. Federal Internal Revenue Code of 1986, as
               ----
              amended.

       1.14.  "Company Option" means all options and warrants to purchase
               --------------
              Company Shares granted and any other securities convertible or exercisable into Buyer Shares and those obligations to grant such options, warrants or securities, including such options or obligations to grant options to employees, consultants, directors or other Persons set forth on Section 5.3 of the Company Disclosure Schedule under or subject to the terms of any Company Option Plan or pursuant to other specific agreements approved by the board of directors of the Company and set forth on Section 5.3 of the Company Disclosure Schedule (in each case, whether or not vested).

       1.15.  "Company Option Plans" means the Beni Cohen Adiv Share Option
               --------------------
              Plan, Gil Eyal Share Option Plan, Tdsoft Ltd. Employee Share Option Plan (1997), Tdsoft Ltd. Employee Share Option Plan (1998), Tdsoft Ltd. Director Share Option Plan (1999), Tdsoft Ltd. Employee Share Option Plan (2000) (as amended in 2003), Tdsoft Ltd. U.S. Employee Stock Option Plan (2000) and Tdsoft Ltd. Foreign Employee Share Option Plan (2002), and related agreements, and all other plans under which options to purchase Company Shares have been or may be issued, in each case, as in effect as of the date hereof or as such plan may be amended pursuant to the terms of this Agreement.

       1.16.  "Company Amended Articles" means the amended articles of
               ------------------------
              association of the Company, in the form of Exhibit 1.16 hereto, and which will be in full force and effect on or prior to the Closing.

       1.17.  "Company Shares" means all shares of all classes of the Company's
               --------------
              share capital, issued and outstanding as of the date hereof and/or as of the date of Closing.

       1.18.  "Confidentiality Agreement" means the Nondisclosure Agreement
               -------------------------
              entered into between the Company and Buyer dated as of January 3, 2005.

       1.19.  "Consents" means consents, approvals, exemptions, orders, waivers,
               --------
              authorizations, declarations, filings, registrations and notifications.

       1.20.  "Contracts" means, with respect to any Person, all agreements,
               ---------
              undertakings, contracts, obligations, arrangements, binding promises, understandings and commitments (whether written or oral)
              (i) to which such Person is a party, (ii) under which such Person has any rights, (iii) under which such Person has any Liability or
              (iv) by which such Person, or any of the assets or properties owned, held, leased or licensed by such Person, is bound, including, in each case, all amendments, modifications and supplements thereto and waivers and consents thereunder.

       1.21.  "Damages" means any and all losses, Liabilities, claims, damages,
               -------
              deficiencies, diminutions in value, fines, payments, costs and expenses, whenever or however arising and whether or not resulting from Third Party Claims (including all related Taxes and the reasonable costs and expenses of any and all Actions or other legal matters; all amounts paid in connection with any demands, assessments, judgments, settlements and compromises relating thereto; interest and penalties with respect thereto; and costs and expenses, including reasonable attorneys', accountants' and other experts' fees and expenses, incurred in investigating, preparing for or defending against any such Actions or other legal matters or in asserting, preserving or enforcing the rights of any Person hereunder).

       1.22.  "GAAP" means generally accepted accounting principles as in effect
               ----
              at the time during which the applicable audit or review is conducted, consistently applied.

       1.23.  "Governmental Authority" means any government, court or other
               ----------------------
              governmental or regulatory agency, commission or body exercising administrative or regulatory authority.

       1.24.  "Intellectual Property" means (i) all patentable inventions, all
               ---------------------
              improvements thereto and all patents, patent applications and patent disclosures; (ii) all registered and unregistered trademarks, service marks, trade names, trade dress, logos and registrations and applications for registration thereof; (iii) all copyrights in copyrightable works, and all other rights of authorship, and all applications and registrations in connection therewith; (iv) all trade secrets and confidential business and technical information (including research and development, know-how, proprietary knowledge, formulas, technology, engineering, production and other designs, drawings, engineering notebooks, industrial models, software and specifications); and
              (v) all copies and tangible embodiments of any or all of the foregoing (in whatever form, including electronic media).

       1.25.  "Knowledge" or "aware of" or a similar phrase with respect to any
               ---------      --------
              Person means the knowledge of such Person and any of its officers (including vice presidents) and directors, if such Person, officer


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

              or director is actually aware of such fact or other matter or such Person, officer or director would have been aware of such fact or matter had it reasonably performed its duties in such position.

       1.26.  "Leases" means all leases, subleases, licenses, rights to occupy
               ------
              or use and other Contracts with respect to real property, including, in each case, all amendments, modifications and supplements thereto and waivers and consents thereunder.

       1.27.  "Liability" means any and all claims, debts and liabilities of
               ---------
              whatever nature, whether asserted or, based on the current state of affairs or facts, reasonably expected to be asserted, fixed, absolute or contingent, matured or unmatured, accrued or unaccrued, liquidated or unliquidated or due or to become due, and whenever or however arising (including those arising out of any Contract or tort, whether based on negligence, strict liability or otherwise).

       1.28.  "Lien" means any charge, lien, encumbrance, option, pledge,
               ----
              security interest, mortgage, right of first refusal, restriction by way of security of any kind, community property interest, equitable interest, proxy, right of preemption, transfer or retention of title agreement, restriction by way of security of any kind or nature, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership, or any other third party right.

       1.29.  "Material Adverse Effect" means, with respect to any Person as to
               -----------------------
              which such term is used, any act, fact or occurrence that has material adverse effect on the business, results of operations, assets, liabilities or financial condition of such Person and its Subsidiaries, taken as a whole, or the ability of such Person and its Subsidiaries, taken as a whole, to perform its and their respective obligations under this Agreement or consummate the Transaction, but shall not include adverse effect resulting primarily from, arising in connection or relating to (i) effects, changes, events, circumstances or conditions generally affecting the industry, markets or general political or economic environment in which such Person operates, or (ii) the announcement of the Transaction; or (iii) any change in applicable laws or accounting principles, or (iv) compliance with the terms of, or taking any action required by, this Agreement; provided, however, that with respect to Buyer, changes in the trading volume or trading prices of its ordinary shares, or the de-listing of its ordinary shares from NASDAQ Capital Market, in and of themselves, shall not be deemed a Material Adverse Effect on Buyer.

       1.30.  "NIS" shall mean New Israeli Shekel.
               ---

       1.31.  "Person" means any individual, firm, partnership, joint venture,
               -----
              trust, corporation, limited liability entity, unincorporated organization, estate or other entity.

       1.32.  "Plan" means each pension, retirement, deferred compensation,
               ----
              bonus, incentive (including, without limitation, stock option, cash, cash balance, money purchase, savings, profit sharing, annuity, deferred compensation, vision, hospitalization, long-term


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

              care, prescription drug and other health, employee assistance, cafeteria, flexible benefits, life insurance, stock bonus, stock appreciation, phantom stock, restricted stock and stock purchase), medical, dental, life insurance, disability, vacation pay, severance pay, other welfare and fringe benefit and similar plans, programs, understandings, arrangements or agreements, including without limitation all employee benefit plans, sponsored or maintained by the relevant Person or to which such Person is a party or required to contribute or has any Liability, whether written or oral, direct or indirect, actual or contingent, whether within or outside of Israel.

       1.33.  "Post Closing Directors" shall mean Joseph Albagli, Ilan Rosen,
               ----------------------
              Robert Wadsworth, Dr. Elon Ganor, Yoav Chelouch, Michal Even Chen and Joseph Atsmon.

       1.34.  "Preferred Shares" or "Company Preferred Shares" means the shares
               ----------------      ------------------------
              of each of the classes of the Company preferred shares, whether existing today or issued or authorized hereinafter, including the Series A, Series B, Series B-2 and Series C preferred shares, par value NIS 0.02 each.

       1.35.  "Registration Rights Agreement" means the Registration Rights
               -----------------------------
              Agreement between Buyer and the Shareholders substantially in the form set forth in Exhibit 3.2.6 hereto.

       1.36.  "Shareholder's Pro Rata Share" shall mean, with respect to any
               ----------------------------
              Shareholder, the percentage out of the total Issued Shares issuable to such Shareholder under the allocations of the Issued Shares as set forth in Exhibit 2.2.2.

       1.37.  "Subsidiary" when used with respect to any Person, means any other
               ----------
              Person of which a majority of the voting power or the power to direct the election of a majority of the board of directors are owned or controlled, directly or indirectly, by such first Person.

       1.38.  "Tax" (and, with correlative meaning, "Taxes" and "Taxable") means
               ---                                   -----       -------
              (i) any net income, alternative or add-on minimum tax, gross income, estimated, gross receipts, sales, use, ad valorem, value added, transfer, franchise, capital stock, profits, license, registration, withholding, payroll, national insurance, social security (or equivalent), employment, unemployment, disability, excise, severance, stamp, occupation, premium, property (real, tangible or intangible), environmental or windfall profit tax, custom duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any linkage differentials, interest or any penalty, addition to tax or additional amount (whether disputed or not) imposed by any Governmental Authority responsible for the imposition of any such tax (domestic or foreign) (each, a "Tax Authority"), (ii) any liability for the -------------- payment of any amounts of the type described in clause (i) of this sentence as a result of being a member of an Affiliated, consolidated, combined, unitary or aggregate group for any Taxable period, and (iii) any liability for the payment of any amounts of the type described in clause (i) or (ii) of this sentence as a result of being a transferee of or successor to any Person or as a result of any express or implied obligation to assume such Taxes or to indemnify any other Person.



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

       1.39.  "Tax Return" means any return, statement, report or form
               ----------
              (including estimated Tax returns and reports, withholding Tax returns and reports, any schedule or attachment, and information returns and reports) required to be filed with respect to Taxes.

       1.40.  "Third Party Claim" means a claim or demand made against any party
               -----------------
              to this Agreement by any Person that is not a party to this Agreement and is not an Affiliate of a Party to this Agreement.

       1.41.  "Transaction" means the transactions contemplated by the
               -----------
              Transaction Documents.

       1.42.  "Transaction Documents" means this Agreement, the Registration
               ---------------------
              Rights Agreement and all other instruments, certificates and agreements delivered or required to be delivered by the Shareholders, the Company, Buyer or any of their directors, officers, employees or other representatives pursuant to this Agreement.

       1.43.  "USD" or "$" shall mean the United States Dollar.
               ---      -

       1.44.  Terms Generally.
              ---------------

              The definitions in Section 1 shall apply equally to both the singular and plural forms of the terms defined. The words "include", "includes" and "including" shall be deemed to be followed by the phrase "without limitation". The words "herein", "hereof" and "hereunder" and words of similar import refer to this Agreement (including the Exhibits and Schedules to this Agreement) in its entirety and not to any part hereof unless the context shall otherwise require. All references herein to Articles, Sections, Exhibits and Schedules shall be deemed references to Articles and Sections of, and Exhibits and Schedules to, this Agreement unless the context shall otherwise require. Any reference in this Agreement to a "day" or a number of "days" (without explicit reference to "Business Days") shall be interpreted as a reference to a calendar day or number of calendar days. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

2.     PURCHASE AND SALE OF COMPANY SHARES
       -----------------------------------

       2.1.   Purchase and Sale of Company Shares.
              -----------------------------------

              Subject to the terms and conditions of this Agreement, in reliance on the covenants, representations and warranties contained herein, each Person that is or will be a Shareholder at the Closing shall at the Closing sell, convey, transfer, assign and deliver to Buyer all Company Shares owned by such Shareholder on the date of Closing, in each case, free and clear of all Liens, and the Buyer will purchase and acquire from the Shareholders at the Closing all such Company Shares. From and after the consummation of the Closing, the Shareholders shall have no rights with respect to the

              Company Shares and upon the Closing all the Company Shares shall be owned and registered solely in the name of Buyer.

       2.2.   Consideration.

              2.2.1. The consideration for all of the Company Shares shall be newly issued ordinary shares of Buyer, par value NIS 0.01 per share (the "Issued Shares") that shall constitute in the aggregate, immediately following the issuance thereof to the Shareholders in accordance with the terms of this Agreement, 75% of the aggregate issued and outstanding shares of Buyer as of immediately following the issuance of the Issued Shares.

              2.2.2. Exhibit 2.2.2 hereto indicates each Shareholder's Pro Rata
                     Share as of the date hereof. The Company shall deliver to Buyer, two (2) Business Days prior to the date set for the Closing, a certificate executed by the Company's Chief Executive Officer, setting forth: (i) the number of Company Shares and the respective holders thereof, as of Closing;
                     (ii) the number and type of Company Shares acquired as a result of an exercise of any Company Options which occurred from the date hereof to such date, and the respective holders thereof; (iii) the number and type of Company Shares issuable upon exercise of Company Options which will be outstanding as of the Closing, and the exercise price, vesting schedule and other terms and conditions of same, and the respective holders thereof; and (iv) an updated
                     Exhibit 2.2.2 that will indicate each Shareholder's Pro Rata Share as of the Closing.

              2.2.3. The Buyer shall deliver to Company, two (2) Business Days prior to the date set for the Closing, a certificate executed by the Buyer's Chief Executive Officer, setting forth (i) the number of Buyer Shares, as of Closing; (ii) the number and type of Buyer Shares acquired as a result of an exercise of any Buyer Options which occurred from the date hereof to such date; and (iii) the number and type of Buyer Shares issuable upon exercise of Buyer Options which will be outstanding as of the Closing, and the exercise price, vesting schedule and other terms and conditions of same, and the respective holders thereof.

              2.2.4. Subject to the terms and conditions of this Agreement, at the Closing the Buyer shall deliver to American Stock Transfer & Trust Company, Buyer's transfer agent ("AST"), with a copy to the Shareholders Representative Committee (as defined in Section 11.1), irrevocable written instructions in the form of Exhibit 2.2.1, to issue to the Shareholders certificates representing the Issued Shares and to transfer all certificates representing such Issued Shares to the Shareholders Representative Committee in accordance with Exhibit 2.2.2. Notwithstanding the foregoing, if prior to the Closing the Shareholders Representative Committee notifies Buyer in writing that the Israeli Withholding Tax Pre-Ruling has not been received by the Shareholders Representative Committee as of such date (as required under Section 7.3.1.4), then, if requested by the Shareholders Representative Committee, Buyer shall instruct AST in writing to delay the issuance of the Issued Shares to some or all of the Shareholders hereunder until receipt by AST of written instructions from the Shareholders Representative Committee to issue such shares. The Shareholders Representative Committee shall notify Buyer in writing promptly upon receipt by any of them of the Israeli Withholding Tax Pre-Ruling.

              2.2.5. As promptly as practicable after the Closing, the
                     Shareholders Representative Committee shall distribute the Issued Shares received thereby to all the Shareholders in accordance with Exhibit 2.2.2. Notwithstanding anything to the contrary, neither the Buyer nor anyone on its behalf shall have any responsibility, obligation or liability with respect to the distribution or allocation to any of the Shareholders of any Issued Shares or the manner of calculation or determination thereof, provided by or on behalf of the Buyer to the Shareholders Representative Committee under this Agreement, or the compliance of such allocation with any agreement or charter documents of the Company, and such allocation and distribution shall be solely the responsibility of the Shareholders Representative Committee.

              2.2.6. As a result of the Transaction (and subject to Sections 2.3 and 2.4), at the Closing the Company shall become a wholly-owned subsidiary of Buyer and the Shareholders shall hold, in the aggregate, 75% of the issued and outstanding share capital of the Buyer.

              2.2.7. The Shareholders Representative Committee is hereby instructed by the Company and the Shareholders (solely in their capacity as shareholders of the Company) to allocate the Issued Shares as set forth in Exhibit 2.2.2.

       2.3.   Other Shareholders.
              ------------------

              As of the date hereof, shareholders of the Company holding more than seventy-five percent (75%) of the issued and outstanding Ordinary Shares of the Company (assuming that all Preferred Shares and Ordinary A Shares of the Company have been converted into Ordinary Shares of the Company), and holders of at least fifty five percent (55%) of the issued and outstanding Preferred Shares have duly executed this Agreement; and Shareholders holding of record at least sixty-three percent (63%) of the outstanding Ordinary Shares and Ordinary A Shares of the Company, considered together as a single separate class, and Shareholders holding of record at least fifty-five (55%) of the outstanding Preferred Shares of the Company considered together as a single class, have duly executed this agreement and have duly executed the Company Shareholder Undertaking Agreement in accordance with Section 2.6 below (and by executing this Agreement such Shareholders agree to be deemed to have approved the Transaction, in accordance with
              Article 74 of the Company's current articles of association).

              Promptly after the date hereof and as long as this Agreement is not duly terminated, the Company and the Shareholders (solely in their capacity as shareholders of the Company) shall take all commercially reasonable action to obtain from all other shareholders of the Company who did not execute this Agreement on the date hereof, a counter signature on this Agreement under which each such other Shareholder becomes bound by and subject to the provisions of this Agreement as a "Shareholder" and makes all the representations and warranties of a "Shareholder" under this Agreement.

       2.4.   Section 341 Action.
              ------------------

              2.4.1. This Agreement shall be deemed, for the purpose of Article
                     20(d) of the Company Amended Articles (as and when adopted) and Section 341(a) of the Israeli Companies Law, 1999 (the "Companies Law"), (i) an offer by the Buyer for the purchase of all issued and outstanding Ordinary Shares of the Company (assuming that all Preferred Shares and Ordinary A Shares of the Company have been converted into Ordinary Shares) which is conditioned upon the sale of all of the outstanding Ordinary Shares of the Company (assuming that all Preferred Shares and Ordinary A Shares of the Company have been converted into Ordinary Shares) and (ii) an acceptance of such offer by all Shareholders who have duly executed this Agreement initially or pursuant to
                     Section 2.3 above.

              2.4.2. Within one (1) Business Day after the date hereof, the
                     Buyer shall, in accordance with Section 341(a) of the Companies Law and Article 20(d) of the Company Amended Articles (as and when adopted), provide a written notice to each shareholder of the Company that has not duly executed and delivered this Agreement or countersigned this Agreement in accordance with Section 2.3 above (a "Non Consenting Shareholder"), that the Buyer wishes to purchase such Non Consenting Shareholder's Company Shares under the terms and conditions of this Agreement. Buyer shall take such other actions as may be commercially reasonably appropriate in order to complete the transfer of all Company Shares under Section 341 of the Companies Law and
                     Article 20(d) of the Company Amended Articles (as and when adopted) and under the terms and conditions of this Agreement. After satisfactory completion of the necessary procedures under Section 341 of the Companies Law and
                     Article 20(d) of the Company Amended Articles (as and when adopted) and provided that no injunction against the Transaction was issued by a court of competent jurisdiction and was not removed, the Company shall register the Buyer as owner of all the Company Shares held by all Non Consenting Shareholders as of the Closing.

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

              2.4.3. Subject to section 2.2.4, at the Closing, if there are any
                     Non Consenting Shareholders, Buyer shall (i) deliver to the Shareholders Representative Committee irrevocable written instructions addressed to AST in the form of Exhibit 2.2.1 to issue to the Non Consenting Shareholders certificates representing Issued Shares in accordance with the number of shares of the Buyer set forth against the names of such Non Consenting Shareholders on Exhibit 2.2.2, which written instructions shall be delivered by the Shareholders Representative Committee to AST after completion of the necessary procedures under Section 341 of the Companies Law and registration of the Buyer as owner of all the Company Shares held by all Non Consenting Shareholders as of the Closing as set forth in the immediately preceding sentence, provided that such instructions shall state that all share certificates of Issued Shares with respect to Non Consenting Shareholders shall be delivered to the Company to be held by the Company in trust for such Non Consenting Shareholders and (ii) notify AST in writing (with a copy to the Shareholders Representative Committee) of the mechanism set forth in clause (i) of this Section 2.4.

                     Without derogating from the above, for purpose of this Agreement, "Shareholder" shall include all Non Consenting Shareholders and each such Non Consenting Shareholder shall be deemed to be subject to the terms and conditions of this Agreement, except to the extent that doing so would be inconsistent with the provisions of this Section 2.4,
                     Article 20(d) of the Company Amended Articles (as and when adopted), and Section 341 of the Companies Law.

              2.4.4. Each party hereto shall cooperate with the other parties hereto, as any party may reasonably request, in the taking of any action under this Section 2.4 and otherwise under
                     Section 341 of the Companies Law, including in making all reasonable filings and taking such other reasonable action which is necessary or desirable to effect the transactions under this Agreement with respect to all the Company Shares issued and outstanding as of the Closing in compliance with
                     Section 341 of the Companies Law.

       2.5.   Treatment of Company Options.
              ----------------------------

              On the terms and subject to the conditions set forth in this Agreement, and without any action on the part of any holder of Company Options:

              2.5.1. at the Closing, Buyer shall adopt each Company Option Plan pursuant to which there shall be as of the Closing unexpired and outstanding Company Options. Each Company Option, provided that it is unexpired and outstanding immediately prior to the Closing (the "Assumed Company Options"), shall, automatically and without any further action on the part of the holder thereof, on the terms and subject to the conditions set forth in this Agreement, be assumed and converted by Buyer in accordance with Section
                     2.5.2 into an option to purchase ordinary shares of Buyer (after giving effect to such assumption, the "Buyer Assumed Options"), and thereafter there shall be no options outstanding to purchase Company Shares. Each Buyer Assumed Option shall be subject to the same vesting arrangements and schedule that were applicable to the respective Assumed Company Option immediately prior to the Closing, and no vesting acceleration of these options shall occur by reason of the consummation of the Transaction. Except as set forth
                     Section 2.5.2, each Assumed Company Option shall, upon conversion into Buyer Assumed Option, remain subject to the terms set forth in the respective Company Option Plan pursuant to which it shall have been granted.

              2.5.2. each unexercised portion of a Company Assumed Option shall, from the conversion thereof into a Buyer Assumed Option and thereafter, be exercisable for a number of whole ordinary shares of Buyer equal to the product (rounded down to the next whole number of ordinary shares of Buyer) of the number of such Company Ordinary Shares that were issuable upon exercise of such unexercised portion of Company Assumed Option immediately prior to the Closing multiplied by (i) the Option Exchange Ratio (as defined below) and multiplied by (ii) the Recap Ratio. The per share exercise price for the ordinary shares of Buyer issuable upon exercise of such unexercised portion of such Company Assumed Option shall, from the conversion thereof into a Buyer Assumed Option and thereafter, be equal to the quotient (rounded up to the next whole $0.01) obtained by dividing the exercise price per each Company Ordinary Share at which the Company Assumed Option was exercisable immediately prior to the Closing by the Option Exchange Ratio.

                     "Option Exchange Ratio" shall mean a fraction, (i) the numerator of which is the number of ordinary shares of the Buyer that will be issued to the shareholders of the Company in accordance with Section 2.2.1 above, and (ii) the denominator of which is the number of issued and outstanding shares of the Company at the Closing, which fraction is 1.858:1 (assuming that the number of ordinary shares of the Buyer at the Closing will be equal to the number of ordinary shares outstanding of the Buyer as of the date hereof (i.e., 15,086,523)), as such ratio may be adjusted to reflect additional issuances of ordinary shares of the Buyer and the Company between the date hereof and the Closing.

                     "Recap Ratio" shall mean 0.342.

              2.5.3. As soon as practicable following the Closing, the Buyer shall send each Person holding Buyer Assumed Options a notice with respect to the matters described in Section
                     2.5.1 and 2.5.2.

              2.5.4. The parties shall use their reasonable best efforts to ensure that the tax treatment of the Buyer Options is not adversely affected by consummation of the Transaction and that the Option Tax Pre-Ruling is obtained prior to the Closing.

       2.6.   Certain Undertakings and Proxies from certain shareholders of
              -------------------------------------------------------------
              Buyer and the Company.
              ---------------------

              Simultaneously herewith, Buyer is delivering to the Company Buyer Shareholder Undertaking Agreements duly executed by each of Mr. Elon Ganor, Mr. Ami Tal, LaCresta International Trading, Inc. and Mr. Lior Haramaty in the form of Exhibit 2.6(a), and each Shareholder that is a party to this Agreement is delivering to Buyer a Company Shareholder Undertaking Agreement in substantially the form of Exhibit 2.6(b), pursuant to which such Persons are agreeing to refrain from transfer of their securities in the Buyer or Company, as applicable, and give an irrevocable proxy to vote at the respective shareholders meetings of Buyer or the Company for approval of the Transaction contemplated herein, including without limitation the adoption of amendments to the articles of association of Buyer and the Company as contemplated herein.

       2.7.   Fractional Shares. No fraction of a share of Buyer will be issued
              -----------------
              and the number of shares to be issued shall be rounded up or down to the nearest whole number.

       2.8.   Company Dormant Shares. At the Closing, each Company Share that is
              ----------------------
              a dormant share shall remain outstanding and no consideration shall be delivered with respect thereto.

3.     CLOSING
       -------

       3.1.   Closing.
              -------

              The closing of the Transaction (the "Closing") will take place at the offices of Meitar, Liquornik, Geva & Leshem, Brandwein and Co., 16 Abba Hillel Silver Road, Ramat Gan 52506, Israel, at 10:00 a.m. on the second Business Day following the satisfaction or waiver of all conditions set forth in Section 8 or at such other place, date and time as the Company, the Shareholders Representative Committee and Buyer may agree. The date and time at which the Closing occurs is referred to herein as the "Closing Date". All transactions occurring at the Closing shall be deemed to take place simultaneously and no transaction shall be deemed to have been completed and no document or certificate shall be deemed to have been delivered until all transactions are completed and all documents delivered. Unless otherwise indicated, all documents and certificates shall be dated on or as of the Closing Date.

       3.2.   Closing Deliveries of the Company and the Shareholders.
              ------------------------------------------------------

              At the Closing, each of the Shareholders for itself and the Company, will deliver to Buyer the following:

              3.2.1. share certificates representing all the Company Shares
                     (except for those held by Non Consenting Shareholders) to be sold hereunder, or a declaration and indemnification undertaking given by a Shareholder in a form satisfactory to Buyer to the effect that the share certificates representing its Company Shares were lost, accompanied by duly executed share transfer deeds in the form of Exhibit 3.2.1(A) transferring the Company Shares to Buyer, and a duly completed notice of such transfer to the Israeli Registrar of Companies in the form of Exhibit 3.2.1(B) to be executed by a Company officer immediately after the Closing;

              3.2.2. the certificate of the chief executive officer of the
                     Company in the form of Exhibit 3.2.2, certifying on behalf of the Company the matters set forth in Section 2.2.2;

              3.2.3. resolutions of the board of directors of the Company in the form of Exhibit 3.2.3 (a) approving the execution, delivery and performance by the Company of this Agreement and all Transaction Documents to which the Company is a party, and
                     (b) authorizing the registration at the Closing of the transfer of all Company Shares to the Buyer;

              3.2.4. unanimous written consents or minutes of shareholders meetings of the Company and certain classes of shares of the Company in the form of Exhibit 3.2.4, approving the Transaction and the Transaction Documents, all in accordance with all applicable Israeli laws, the Company Amended Articles and any current agreements among the shareholders of the Company; and minutes of a shareholders meeting of the Company and meetings of certain classes of shares of the Company in the form of Exhibit 3.2.4, approving the adoption of the Company Amended Articles;

              3.2.5. an opinion of Yigal Arnon & Co., counsel to the Company, in the form of Exhibit 3.2.5;

              3.2.6. a copy of the Registration Rights Agreement in the form of
                     Exhibit 3.2.6, duly signed by all of the Shareholders that countersign this Agreement; and

              3.2.7. indemnification agreements in the form of Exhibit 3.2.7 duly signed by each of Joseph Albagli, Ilan Rosen, Robert Wadsworth and Joseph Atsmon.

       3.3.   Closing Deliveries of Buyer.
              ---------------------------

              At the Closing, Buyer will deliver to the Company, the following:

              3.3.1. a certificate of the chief financial officer of Buyer in the form of Exhibit 3.3.1, certifying on behalf of the Buyer the matters set forth in Section 2.2.3;

              3.3.2. the signed written instructions to AST referred to in
                     Section 2.2.4;

              3.3.3. a copy of the Registration Rights Agreement in the form of
                     Exhibit 3.2.6, duly signed by Buyer;

              3.3.4. an opinion of Meitar Liquornik Geva & Leshem Brandwein, counsel to Buyer, in the form of Exhibit 3.3.4;

              3.3.5. duly executed resignation of each current member of the board of directors of Buyer that is not a Post Closing Director (other than Ami Tal, whose term as a director of the Buyer will end at the annual meeting of the Buyer's shareholders), in the form of Exhibit 3.3.5;

              3.3.6. resolutions of the board of directors of the Buyer in the forms of Exhibit 3.3.6(a) and 3.3.6(b); and resolutions of the audit committee of the Buyer in the forms of Exhibit 3.3.6(c) and 3.3.6(d);

              3.3.7. minutes of shareholders meeting of the Buyer with respect to the matters set forth in Section 3.3.7 of the Buyer Disclosure Schedule;

              3.3.8. the indemnification agreements referred to in Section
                     3.2.7, duly signed by the Buyer;

              3.3.9. indemnification agreements in the form of Exhibit 3.3.9 executed by the Buyer and each of the Post Closing Directors (other than those referred to in Section 3.2.7 above); and

              3.3.10. a copy of the Registration Rights Agreement in the form of
                     Exhibit 3.2.6, duly signed by the Buyer.

       3.4.   Transfer Taxes; Withholding.
              ---------------------------

              All stock transfer Taxes and stamp duties due as a result of the sale of the Company Shares (including any Taxes on income or capital gains on such) will be borne and paid by each Shareholder with respect to the Company Shares transferred thereby to the Buyer. All stock transfer Taxes and stamp duties due as a result of the issuance of the Issued Shares will be borne and paid by Buyer.

              Each of the Shareholders Representative Committee and Buyer shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement, to any holder or former holder of Company Shares or options to purchase Company Shares, as the case may be, such amounts as Buyer or the Shareholders Representative Committee, as the case may be, in good faith determines may be required to be deducted or withheld therefrom under the applicable U.S. Federal backup withholding provisions of the Code, the Income Tax Ordinance of Israel [New

              Version], 1961, as amended (the "Ordinance"), or under any provision of state, local, Israeli or other foreign law or any other applicable requirement; provided that with respect to any withholding under the laws or regulations of the State of Israel, the Shareholders Representative Committee and Buyer shall act in accordance with any withholding Tax ruling from the Israeli Tax Authority, if obtained. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

4.     REPRESENTATIONS AND WARRANTIES OF EACH SHAREHOLDER
       --------------------------------------------------

       Each Shareholder, severally and not jointly, only as to himself or itself, represents and warrants to Buyer as of the date hereof and as of the Closing as follows:

       4.1.   Organization and Authority. Such Shareholder (if not an
              --------------------------
              individual) is duly organized and validly existing under the law of its jurisdiction of incorporation. Such Shareholder has all requisite power and authority, corporate or otherwise, to execute and deliver each Transaction Document delivered or to be delivered by such Shareholder and to perform all of its obligations hereunder and thereunder. With respect to each such Shareholder that is not an individual, the execution, delivery and performance by such Shareholder of each Transaction Document delivered or to be delivered by such Shareholder and the consummation by such Shareholder of the Transaction have been duly authorized. This Agreement has been, and each other Transaction Document to be delivered by such Shareholder will be, duly executed and delivered by such Shareholder and constitutes or will constitute the legal, valid and binding obligation of such Shareholder, enforceable against such Shareholder in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting the enforcement of creditors' rights in general and by general principles of equity.

       4.2.   Noncontravention.
              ----------------

              None of the execution, delivery or performance by such Shareholder of any Transaction Document does or will, with or without the giving of notice or the lapse of time or both, conflict with, or result in a breach or violation of, or a default under, or give rise to any other right (i) with respect to each such Shareholder that is not an individual, the charter or memorandum and articles of association (or similar governance documents) of such Shareholder, (ii) any Contract to which such Shareholder is a party, or (iii) any law, rule, regulation or license to which such Shareholder or its properties or assets are subject.

       4.3.   Title to Shares.
              ---------------

              Such Shareholder has good and valid title to all of the Company Shares set forth opposite such Shareholder's name in Section 5.3 of the Company disclosure schedule attached hereto (the "Company Disclosure Schedule"), free and clear of any Liens. Upon transfer and delivery to Buyer at the Closing and subject to the registration of Buyer in the Company's shareholders register by the Company, Buyer will have good and valid title to all such Shareholder's Company Shares, free and clear of any Liens. The number of Company Shares set forth opposite such Shareholder's name in Section 5.3 of the Company Disclosure Schedule constitutes all of the Company Shares owned by such Shareholder, and such Shareholder does not own any other share capital of, or other securities, equity or ownership interest in the Company. Except for the Company Shares and Company Options, warrants, convertible securities and other rights to acquire Company Shares set forth opposite the name of such Shareholder in Section 5.3 of the Company Disclosure Schedule, there are no outstanding (i) Company Shares or options, warrants, convertible securities or other arrangements relating to the issuance by the Company to such Shareholder of any securities of the Company, (ii) phantom equity, equity appreciation or similar rights which permit such Shareholder to participate in the residual or appreciation equity value of the Company, (iii) any securities, instruments or rights which permit such Shareholder, under any circumstances, to vote for the election of members of the Company's board of directors or
              (iv) any securities, instruments or rights of such Shareholder which are, directly or indirectly, convertible into or exercisable or exchangeable for any of the securities, instruments or rights described in clause (i), (ii) or (iii) above. Except as set forth in Section 5.3 of the Company Disclosure Schedule, such Shareholder has not granted options or other rights to purchase any securities of the Company from such Shareholder.

       4.4.   Purchase for Own Account.
              ------------------------

              The Issued Shares issuable to such Shareholder are being acquired for investment for such Shareholder's own account, not as a nominee or agent, in the ordinary course of business, and not with a view to the public resale or distribution thereof within the meaning of the U.S. Securities Act of 1933, as amended (the "Securities Act"), without prejudice, however, to such Shareholder's right at all times to sell or otherwise dispose of all or any part of such Issued Shares in compliance with all applicable federal and state securities laws. Such Shareholder (if not an individual) also represents that it has not been formed for the specific purpose of acquiring any Issued Shares. Such Shareholder does not have any agreement or understanding, whether or not legally binding, direct or indirect, with any other Person, to sell or otherwise distribute any Issued Shares.

       4.5.   Investment Experience.
              ---------------------

              Such Shareholder understands that the purchase of Issued Shares involves substantial risk. Such Shareholder has experience as an investor in securities of companies and acknowledges that such Shareholder can bear the economic risk of its investment in the Issued Shares and has such knowledge and experience in financial or business matters to be capable of evaluating the merits and risks of this investment in the Issued Shares and protecting such Shareholder's own interests in connection with this investment.

       4.6.   Status of Shareholder.
              ---------------------

              4.6.1. If such Shareholder checked one of the first three boxes on the Shareholders Signature Page of this Agreement, then such Shareholder hereby represents and warrants to Buyer as follows: Such Shareholder is either (i) an "accredited investor" as such term is defined in Rule 501 promulgated under the Securities Act; (ii) not an "accredited investor", but such Shareholder has substantial knowledge and experience in financial and business matters and is capable, without the use of a financial advisor, of utilizing and analyzing the information made available in connection with the acquisition of the Issued Shares under this Agreement, and of evaluating the merits and risks of an investment in the Issued Shares; or (iii) not an "accredited investor", but such Shareholder has, through appropriate representation by a "purchaser representative" (as such term is used in the Securities Act and Regulation D thereunder), substantial knowledge and experience in financial and business matters and is capable, with the use of a financial advisor, of utilizing and analyzing the information made available in connection with the acquisition of the Issued Shares under this Agreement, and of evaluating the merits and risks of an investment in the Issued Share, as indicated on the signature page hereof ("Experienced Non Accredited Investor"). Such Shareholder acknowledges that the Issued Shares were not offered to such Shareholder by means of any form of general or public solicitation or general advertising, or publicly disseminated advertisements or sales literature, including
                     (i) any advertisement, article, notice or other communication published in any newspaper, magazine, or similar media, or broadcast over television or radio, or
                     (ii) any seminar or meeting to which such Shareholder was invited by any of the foregoing means of communications.

              4.6.2. If such Shareholder checked the fourth box on the
                     Shareholders Signature Page of this Agreement, then such Shareholder hereby represents and warrants to Buyer as follows: Such Shareholder is not a "U.S. Person" as defined by Rule 902 of Regulation S promulgated under the Securities Act, was not formed (if an entity) by a "U.S. Person" as defined by United States jurisdiction, and was not formed (if an entity) for the purpose of investing in securities not registered under the Securities Act. Such Shareholder is not acquiring the Issued Shares for the benefit of a "U.S. Person" as defined by Rule 902 of Regulation S. On the date hereof, Such Shareholder was outside the United States. All subsequent offers and sales to such Shareholder of Issued Shares will be made (A) outside the United States in compliance with Rule 903 or Rule 904 of Regulation S promulgated under the Securities Act, (B) pursuant to registration of such Issued Shares under the Securities Act, or (C) pursuant to an exemption from such registration. Such Shareholder understands the conditions of the exemption from registration afforded by
                     Section 4(1) of the Securities Act and acknowledges that there can be no assurance that such Shareholder will be able to rely on such exemption. Such Shareholder acknowledges, agrees and covenants that it will not engage in hedging transactions with regard to Issued Shares prior to the expiration of the distribution compliance period specified in Rule 903 of Regulation S promulgated under the Securities Act, unless in compliance with the Securities Act. Absent another exemption from registration, such Shareholder will not resell Issued Shares to "U.S. Persons" (as defined in the Securities Act) or within the United States, unless pursuant to registration of such Issued Shares under the Securities Act.

       4.7.   Reliance Upon Shareholder's Representations.
              -------------------------------------------

                    Such Shareholder understands that the issuance and sale thereto of Issued Shares will not be registered under the Securities Act on the ground that such issuance and sale will be exempt from registration under the Securities Act pursuant to Section 4(2) thereof or Regulation S promulgated under the Securities Act, as the case may be, and that Buyer's reliance on such exemption is based on each Shareholder's representations set forth herein.

       4.8.   Receipt of Information.
              ----------------------

              Such Shareholder has had an opportunity to ask questions and receive answers from Buyer regarding the terms and conditions of the issuance and sale of the Issued Shares and the business, properties, prospects and financial condition of Buyer and to obtain any additional information requested, and has received and considered all information such Shareholder deems relevant to make an informed decision to purchase Issued Shares. Neither such inquiries nor any other investigation conducted by or on behalf of such Shareholder or its representatives or counsel shall modify, amend or affect such Shareholder's right to rely on the truth, accuracy and completeness of such information and Buyer's representations and warranties contained in this Agreement.

       4.9.   Restricted Securities.
              ---------------------

              Such Shareholder understands that the Issued Shares have not been registered under the Securities Act and such Shareholder will not sell, offer to sell, assign, pledge, hypothecate or otherwise transfer any of the Issued Shares unless (i) a registration statement covering such Issued Shares is effective under the Securities Act, (ii) such sale, offer to sale, assignment, pledge, hypothecation or other transfer is exempt from registration under the Securities Act and, if the Buyer requests, an opinion satisfactory to the Buyer to such effect has been rendered by counsel, or (iii) such Shareholder provides Buyer with reasonable assurances (in the form of seller and broker representation letters) that the Issued Shares can be sold pursuant to (A) Rule 144 promulgated under the Securities Act or (B) Rule 144(k) promulgated under the Securities Act, in each case following the applicable holding period set forth therein. Notwithstanding anything to the contrary contained in this Agreement, such Shareholder may transfer (without restriction and without the need for an opinion of counsel) the Issued Shares to its Affiliates (or if such Shareholder is not a "U.S. Person" to any other Person who is not a "U.S. Person"), provided that each such Affiliate is an "accredited investor" and such Affiliate agrees to be bound by the terms and conditions of this Agreement.

       4.10.  Legends.
              -------

              Such Shareholder agrees that the certificates representing the Issued Shares shall bear a legend in substantially the following form:

              "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR WITH ANY APPLICABLE STATE SECURITIES LAWS, AND MAY NOT BE SOLD OR TRANSFERRED UNLESS (I) A REGISTRATION STATEMENT COVERING SUCH SECURITIES IS EFFECTIVE UNDER THE SECURITIES ACT OR (II) THE TRANSACTION IS EXEMPT FROM REGISTRATION UNDER THE SECURITIES ACT AND, IF THE COMPANY REQUESTS, AN OPINION SATISFACTORY TO THE COMPANY TO SUCH EFFECT HAS BEEN RENDERED BY COUNSEL."

              In addition, such Shareholder agrees that Buyer may place stop transfer orders with AST (or any other transfer agent) with respect to such certificates in order to implement the restrictions on transfer set forth in this Agreement. The appropriate portion of the legend and the stop transfer orders will be removed promptly upon delivery to Buyer of such satisfactory evidence as reasonably may be required by Buyer that such legend or stop orders are not required to ensure compliance with the Securities Act.

       4.11.  Independent Investment.
              ----------------------

              Such Shareholder acknowledges that it is aware of its obligations as a beneficial owner of Issued Shares pursuant to Section 13(d) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act").

5.     REPRESENTATIONS AND WARRANTIES WITH RESPECT TO THE COMPANY
       ----------------------------------------------------------

       The Company hereby represents and warrants to Buyer, as of the date hereof and as of the Closing, that except as disclosed in the Company Disclosure Schedule:

       5.1.   Organization and Authority.
              --------------------------

              The Company is duly organized and validly existing under the laws of the State of Israel. The Company has all requisite power and authority to carry on its business as it is currently conducted and to own, lease and operate its assets and properties where such assets and properties are now owned, leased or operated. Copies of the articles and memorandum of association, as amended to date, of the Company have previously been delivered or made available to Buyer. The Company is not in violation of any of the provisions of its articles or memorandum of association. The Company has all requisite power and authority to execute and deliver each Transaction Document delivered or to be delivered thereby and to perform all of its obligations hereunder and thereunder. All corporate actions on the part of the Company and the Shareholders (solely in their capacity as shareholders of the Company, and including without limitation any approval by any class of Shareholders) necessary for the authorization, execution, delivery of and performance of all obligations of the Company under this Agreement and the other Transaction Documents to which the Company is a party have been taken or will be taken before the Closing; and no further consent or authorization of the Company, its board of directors or the Shareholders (solely in their capacity as shareholders of the Company, and including without limitation any approval by any class of Shareholders, if applicable) is required. Each Transaction Document to be delivered by the Company has been or will be duly executed and delivered by the Company and, when so executed and delivered, will constitute the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except (i) as may be limited by (1) applicable bankruptcy, insolvency, reorganization, moratorium, liquidation, conservatorship, receivership or other similar laws of general application relating to or affecting the enforcement of creditors' rights generally or (2) the effect of rules of law governing the availability of equitable principles of general application, or (ii) as rights to indemnity or contribution may be limited under federal or state securities laws or by principles of public policy thereunder.

       5.2.   Noncontravention; Compliance with Laws and Articles of
              ------------------------------------------------------
              Association.
              -----------

              Subject to obtaining the approvals required by the Company for the consummation of the Transactions, as further set forth herein, none of the execution, delivery or performance by the Company of any Transaction Document does or will, with or without the giving of notice or the lapse of time or both, result in the creation of any Lien upon any of the assets or properties of the Company, or conflict with, or result in a breach or violation of, or a default under, or trigger any "change of control" right in, or give rise to a right of amendment, termination, cancellation or acceleration of any obligation under (i) the Company's articles or memorandum of association, (ii) any Contract of the Company or (iii) any law, rule, regulation or license to which the Company or its properties or assets are subject, which breach, violation of default in the case of (ii) and (iii) would reasonably be expected to have a Material Adverse Effect on the Company. The Company has complied and is currently in compliance with all applicable statutes, laws, rules, regulations and orders of each Governmental Authority having jurisdiction over the Company's business or properties, except for any non-compliance that has not had, and would not reasonably be expected to have, a Material Adverse Effect on the Company.

       5.3.   Capitalization; Title.
              ---------------------

              The Company's authorized share capital consists of NIS 1,023,800, divided into 39,991,444 authorized ordinary shares of the Company, nominal value of NIS 0.02 each, 1,948,871 authorized ordinary A shares, nominal value of NIS 0.02 each, 2,749,285 Series A preferred shares, nominal value of NIS 0.02 each, 2,720,985 Series B convertible preferred shares, nominal value NIS 0.02 each, 819,220 Series B-2 convertible preferred shares, nominal value NIS
              0.02 each, 1,564,930 Series C convertible preferred shares, nominal value NIS 0.02 each, and 1,395,265 deferred shares, nominal value NIS 0.02 each. All such Company Shares are held by the Shareholders as set forth in Section 5.3 of the Company Disclosure Schedule. Section 5.3 of the Company Disclosure Schedule sets forth a list of all Company Options, warrants, convertible securities and other rights to acquire Company Shares outstanding on the date hereof, the class and number of Company Shares subject thereto, the vesting schedule with respect thereto, and the name of the holder thereof. As of the date hereof, 15,819,072 ordinary shares, 1,948,871 ordinary A shares, 2,749,285
              Series A preferred shares, 1,477,515 Series B preferred shares, 819,220 Series B-2 preferred shares, 1,546,930 Series C preferred Shares are issued and outstanding and 2,389,018 ordinary shares are issuable upon exercise of all outstanding Company Options and 172,463 ordinary shares that are held by the Company and considered dormant shares. All of the Company Shares outstanding on the date hereof are duly authorized and validly issued, fully paid and nonassessable, are owned of record and beneficially by the Shareholders and in the amounts set forth in Section 5.3 of the Company Disclosure Schedule, and have been offered, issued, sold and delivered by the Company in compliance with all applicable federal and state securities laws. There are no notes or other indebtedness of the Company that are convertible into, exchangeable or exercisable for Company Shares or that have the right to vote on any matters on which the Shareholders may vote or the right to receive any of the Company's profits. Except for the Company Shares and Company Options, warrants, convertible securities and other rights to acquire Company Shares set forth in
              Section 5.3 of the Company Disclosure Schedule, there are no outstanding (i) Company Shares or options, warrants, convertible securities or other arrangements relating to the issuance by the Company of any securities of the Company, (ii) phantom equity, equity appreciation or similar rights which permit the holder thereof to participate in the residual or appreciation equity value of the Company, (iii) any securities, instruments or rights which permit the holder thereof, under any circumstances, to vote for the election of members of the Company's board of directors or
              (iv) any securities, instruments or rights which are, directly or indirectly, convertible into or exercisable or exchangeable for any of the securities, instruments or rights described in clause
              (i), (ii) or (iii) above. To the best of the Company's knowledge, no Shareholder has granted options or other rights to purchase any securities of the Company from such Shareholder. Other than 172,463 ordinary shares that are held by the Company and considered dormant shares, the Company holds no share capital in its treasury or otherwise. Since January 1, 2000, there has been no declaration or payment by the Company of dividends, or any distribution by the Company of any assets of any kind to any of its past or present shareholders in redemption of or as the purchase price for any of the Company's securities.

       5.4.   Governmental Approvals.
              ----------------------

              No Consent or order of, with or to any Governmental Authority is required to be obtained or made by or with respect to the Company in connection with the execution, delivery and performance of the Transaction Documents by the Company.

       5.5.   Permits and Licenses.
              --------------------

              Each of the Company and each Subsidiary thereof has obtained each consent, license, permit, grant or other authorization of a Governmental Authority (i) pursuant to which the Company or any Subsidiary thereof currently operates or holds any interest in any of its assets or properties or (ii) that is required for the operation of the Company's or such Subsidiary's business or the holding of any such interest (all of the foregoing consents, licenses, permits, grants, and other authorizations, collectively, the "Company Authorizations"), and all of the Company Authorizations are in full force and effect; except where the failure by the Company or any Subsidiary thereof to obtain any such consent, license, permit, grant or other authorization of a Governmental Authority would not be reasonably expected to have a Material Adverse Effect. Neither the Company nor any Subsidiary thereof has received any notice or other communication from any Governmental Authority regarding (i) any actual or possible violation of law or any Company Authorization or any failure to comply with any term or requirement of any Company Authorization or (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Company Authorization, except for any violation, failure, revocation, withdrawal, suspension, cancellation, termination or modification of any Buyer Authorization that would not be reasonably expected to have a Material Adverse Effect on the Company. None of the Company Authorizations will be terminated or impaired, or will become terminable, in whole or in part, as a result of the consummation of the transactions contemplated by this Agreement, except for any termination or impairment that would not be reasonably expected to have a Material Adverse Effect on the Company.

       5.6.   Company Financial Statements.
              ----------------------------

              5.6.1. Set forth in Section 5.6 of the Company Disclosure Schedule are (i) drafts of the consolidated balance sheet of the Company as of December 31, 2004 and the related consolidated statements of operations, shareholders' equity and cash flows for the year ended December 31, 2004 and
                     (ii) drafts of the consolidated balance sheet of the Company as of March 31 and June 30, 2005 and the related consolidated statements of operations and cash flows for the period ended March 31, 2005 (collectively, with the notes thereto, the "Company Financial Statements"). The Company Financial Statements were prepared in accordance with US GAAP and present fairly, in all material respects, the consolidated financial position, results of operations, changes in shareholders' equity (only with respect to the year ended December 31, 2004) and cash flows of the Company at the respective dates set forth therein and for the respective periods covered thereby, subject to normal audit and review, as the case may be, adjustments. The Company has delivered to Buyer, in addition to the Company Financial Statements, its audited consolidated balance sheet as of December 31, 2000, 2001, 2002 and 2003, and the related audited consolidated statements of operations, shareholders' equity and cash flows for the years ended December 31, 2000, 2001, 2002 and 2003, together with the reports of PWC thereon.

              5.6.2. The Company Financial Statements show all liabilities, absolute or contingent, of the Company and its Subsidiaries (including for all Taxes) required to be recorded thereon in accordance with US GAAP as at the respective dates thereof subject to normal audit or review, as the case may be, adjustments. There are no off-balance sheet or other liabilities, claims or obligations of any nature, whether accrued, absolute, contingent, or otherwise, that are not shown or provided for in the Company Financial Statements, subject to normal audit or review, as the case may be, adjustments and except for (i) liabilities incurred in the ordinary course of business since December 31, 2004 (in the case of the balance sheet as of December 31, 2004) or March 31, 2005 (in the case of the balance sheet as of March 31, 2005) that are of the type that ordinarily recur and, individually or in the aggregate, are not material in nature or amount and do not result from any breach of Contract, tort or violation of law and (ii) liabilities incurred by the Company in connection with the execution of this Agreement. Neither the Company nor any Subsidiary thereof has any outstanding material indebtedness for borrowed money except as reflected on the Company Financial Statements, and is not a guarantor or otherwise contingently liable for any such indebtedness.

              5.6.3. Subject to normal audit or review, as the case may be, adjustments, all reserves that are set forth in or reflected in the balance sheets constituting part of the Company Financial Statements have been established in accordance with US GAAP and are adequate.

       5.7.   Absence of Certain Changes.
              --------------------------

              5.7.1. Since December 31, 2004 the Company has conducted its businesses in the ordinary course and there has not been any Material Adverse Effect. Without limiting the generality of the foregoing, from and after December 31, 2004 and through the date hereof, the Company has not: suffered any loss to its property or incurred any damage, award or judgment for injury to the property or business of others or for injury to any person in excess of $25,000 in any one case or $50,000 in the aggregate;

              5.7.2. made any capital expenditure in excess of $25,000 or series of capital expenditures in excess of $50,000 in the aggregate;

              5.7.3. made any change in the rate of compensation, commission, bonus or other remuneration payable to any of its directors, officers, employees or agents, or agreed to pay, conditionally or otherwise, any bonus or extra compensation or other employee benefit to any of such directors, officers, employees or agents, or accelerated any vesting schedule, reduced exercised price of any option or otherwise amended the term of any options or Plan of the Company;

              5.7.4. sold, assigned, leased or transferred any asset, other than in the ordinary course of business;

              5.7.5. made any change in its accounting methods, policies, practices or principles;

              5.7.6. waived or released any rights or claims of material value or settled or compromised any Action;

              5.7.7. amended its memorandum or articles of association;

              5.7.8. made any Tax election, changed any annual Tax accounting period, amended any Tax Return, settled any income Tax liability, surrendered any right to claim or been required to make any repayment of any Tax refund or consented to any extension of the limitations period applicable to any Tax claim, in each case, with a material value, or received any Tax ruling other than the Israeli Tax Rulings;

              5.7.9. issued, pledged, encumbered, sold, disposed of, purchased or redeemed any securities of the Company (including without limitations, share, warrants, options, instrument convertible or exercisable into securities of the Company, etc.) or amended the terms of any outstanding securities of the Company;

              5.7.10. declared, set aside, paid or made any dividend or other distribution with respect to any of its share capital, or otherwise redeemed, repurchased or acquired any share capital or other securities of the Company;

              5.7.11. lent money to any Person or incurred, assumed or created any indebtedness;

              5.7.12. subjected any of its material assets or properties to any
                     Lien or permitted any of its material assets or properties to be subjected to any Lien;

              5.7.13. granted any license or sublicense of any rights under or with respect to, or sold, transferred or permitted to lapse, any Intellectual Property, except for grants of licenses in the ordinary course of business to customers;

              5.7.14. entered into any transaction with any Affiliate, director, officer or Shareholder (other than the payment of ordinary course compensation);

              5.7.15. purchased any real property or entered into any Lease
                     (including any capitalized lease obligations);

              5.7.16. received or filed any application for receipt of Grants;

              5.7.17. written off as uncollectible or established an
                     extraordinary reserve with respect to any material account receivable or other material indebtedness;

              5.7.18. commenced or settled any legal proceedings or disputes;

              5.7.19. taken any material action outside the ordinary course of business or inconsistent with past practice; or

              5.7.20. entered into any agreement to take any of the types of action described in Sections 5.7.1 to 5.7.19.

       5.8.   Tax Matters.
              -----------

              5.8.1. All Tax Returns required to be filed by or on behalf of the
                     Company have been timely filed with the Tax authorities or extensions have been timely granted and have not expired. All material Taxes with respect to Taxable periods or portions thereof covered by such Tax Returns and all other material Taxes (without regard to whether a Tax Return was or is required) for which the Company is otherwise liable that are due have been paid in full or are being contested in good faith and, to the extent the liabilities for such Taxes are not due or are being contested in good faith, materially adequate reserves have been established in the Company Financial Statements.

              5.8.2. The Company has withheld materially accurate amounts from its employees, customers, Shareholders (solely in their capacity as shareholders of the Company), Affiliates, independent contractors and others from whom it is or was required to withhold Taxes, including national insurance, social security, in compliance in all material respects with all applicable laws and has paid all such withheld amounts to the Taxing authorities.

              5.8.3. There are no Actions pending with respect to any Taxes for which the Company is liable. To the knowledge of the Company, no Tax Return of the Company is currently the subject of an audit by any Taxing authority, no written notice of such an audit has been received, and the Company is not aware that there is any basis for the initiation of such an audit or repayment of any Tax refund, or any part thereof, received by the Company or any of its Subsidiaries

                     (or that the Company currently expects to receive from any tax authorities).

              5.8.4. To the Company's knowledge, as of December 31, 2004, the
                     Company and its Subsidiaries had: (i) immaterial U.S. federal net operating loss carryforwards and (ii) approximately US$32 million of Israeli net operating loss carryforwards.

         5.9.     Assets and Property.
                  ------------------

              The Company has good and valid title to all material property, equipment and other assets (other than the Intellectual Property, title to which is addressed in Section 5.10) that it purports to own, free and clear of any Lien, except for (i) statutory Liens for the payment of current Taxes that are not yet delinquent and
              (ii) Liens that arise in the ordinary course of business and do not in any material respect affect the business of the Company as currently conducted. The Company has valid leasehold interests in any premises leased by the Company and the material equipment, furniture and fixtures purported to be leased by it. The Company does not own any real property. There are no restrictions imposed by any Lease or other Contract or by law that preclude or restrict in any material respect the Company's ability to use the leased premises currently used by it or contemplated to be used by it for the purposes for which they are currently being used or are contemplated to be used.

         5.10.    Intellectual Property.
                  ---------------------

                  5.10.1. Set forth in Section 5.10.1 of the Company Disclosure Schedule are (i) all patents and patent applications, copyright applications and registrations, trademarks and trademark applications and registrations owned by the Company, and domain names used by the Company and
                           (ii) all agreements pursuant to which the Company uses third party Intellectual Property (other than off-the-shelf license) together with the license fees, maintenance payments and any other payments made or payable by the Company thereunder during the 12-month period immediately preceding the date hereof.

                  5.10.2. The Company owns all right, title and interest in and to all of the Company Business Intellectual Property, or, in the case of Company Business Intellectual Property subject to license agreements under which the Company is a licensee, has sufficient right to use or exploit such Company Business Intellectual Property for the purposes it is licensed to the Company, free and clear of any Liens (other than non-exclusive rights to use the Company Business Intellectual Property granted to customers in the ordinary course of business) and free from any requirement of any past or present payments or future payments that are currently known (other than maintenance payments and license fees).

                  5.10.3. To the knowledge of the Company, the Company has not infringed, misappropriated or made unlawful use of, or is infringing, misappropriating or making unlawful use of, any Intellectual Property or other rights owned or held by any other Person.

                  5.10.4. The rights of the Company in and to all Company Business Intellectual Property are valid and all filings, payments and other actions required to be made or taken by the Company to maintain any item of Company Business Intellectual Property in full force and effect have been properly made and taken.

                  5.10.5. To the best knowledge of the Company, there is no infringement or misappropriation by any Person of any Company Business Intellectual Property owned by or licensed exclusively to the Company; and since January 1, 2000, none of the Company or its Subsidiaries has received any written notice or other written communication relating to any actual, alleged or suspected infringement, misappropriation or violation of any Intellectual Property of another Person by the Company or any of its Subsidiaries, and, to the knowledge of the Company, none of the Company and its Subsidiaries has received any non-written notice or other non-written communication relating to any actual, alleged or suspected infringement, misappropriation or violation of any Intellectual Property of another Person by the Company or any of its Subsidiaries.

                  5.10.6. No claim or legal proceeding with respect to infringement, misappropriation or violation of any Intellectual Property has been pending since January 1, 2000 or, to the knowledge of the Company, currently threatened against the Company or any of its Subsidiaries or, to the knowledge of the Company, against any other Person who is, or has asserted or could reasonably be expected to assert that it is, entitled to be indemnified, defended, held harmless or reimbursed by the Company or any of its Subsidiaries with respect to such claim or legal proceeding (including any claims or legal proceedings that have been settled, dismissed or otherwise concluded), and, since January 1, 2000, the Company or any of its Subsidiaries received no requests or notices from any third party alleging that the Company or any of its Subsidiaries is obligated to indemnify, defend, or hold them harmless with respect to any such claim or legal proceeding.

                  5.10.7. The Company Business Intellectual Property constitutes all Intellectual Property necessary to conduct the business of the Company in materially the same way as currently conducted.

                  5.10.8. The Company has taken reasonable steps to secure, maintain and protect its right, title (where applicable) and interest in and to all Company Business Intellectual Property.

                  5.10.9. Any and all Company Business Intellectual Property of any kind that has been developed or is currently being developed by any current or past employee or consultant of the Company in the course of his or her employment in or consulting relationship with the Company is the property solely of the Company. The current and former employees of the Company and such consultants and other Persons that are or were engaged in developing technology for the Company, have entered into written agreements with the Company assigning to the Company all rights in any Intellectual Property developed by them in the course of their employment by or consulting or other relationship with the Company, and each of the Company's employees and other persons who, either alone or in concert with others, developed, invented, discovered, derived, programmed or designed the Company Business Intellectual Property which is owned by the Company, or who has access to the Company Business Intellectual Property which is owned by the Company, have entered into a similar written agreement with the Company.

                  5.10.10. The Company is not and has never been a member or promoter of, or a contributor to, any industry standards body or any similar organization that is entitled to require or obligate the Company to grant or offer to any other Person any license or right to any Company Business Intellectual Property.

                  5.10.11. No source code of any part of the Company Business
                           Intellectual Property has been delivered, licensed or made available to any escrow agent or other Person (other than employees of the Company in the course of and for the purpose of their employment) and the Company is not subject to any obligation (whether present, contingent or otherwise) to deliver, license or make available any such source code to any escrow agent or other Person.

                  5.10.12. The business of the Company as currently conducted does not require the Company to obtain a license from the Israeli Ministry of Defense or an authorized body thereof pursuant to Section 2(a) of the Control of Products and Services Declaration (Engagement in Encryption), 1974, as amended.

                  5.10.13. The Company is not aware that its Tdgate and TdMAX products and other elements of such products or any other products to which the Company is subject to any warranty, support or maintenance obligations, contain any bug, defect or error that materially and adversely affects the use, functionality or performance of such products.

                  5.10.14. The Company does not use any Open Source Software (as defined below) which grants any third party any rights in the Company Business Intellectual Property or which requires the Company to make any of the Company Business

                           Intellectual Property available for use by third parties. Section 5.10.14 of the Company Disclosure Schedule lists all Open Source Software currently used by the Company. For purposes of this Agreement, "Open Source Software" shall mean any software that contains, or is derived in any manner (in whole or in part) from, any software that is distributed as free software, open source software (e.g., Linux) or similar licensing or distribution models, and shall also include freeware and shareware.

          5.11.     Contracts.
                    ---------

                    5.11.1. Section 5.11 of the Company Disclosure Schedule lists the following Contracts to which the Company is a party, provided that the Company has any outstanding rights, liabilities or obligations thereunder:

                              5.11.1.1. all Contracts for the lease (whether as
                                        lessor or lessee) of personal property
                                        to or from the Company pursuant to which the Company made or received, or was required to pay or receive, lease payments in the 12-month period immediately prior to the date hereof in excess of $50,000;

                              5.11.1.2. all Contracts for the purchase or sale
                                        of inventories, supplies, products or
                                        real or personal property, or for the
                                        furnishing or receipt of services,
                                        pursuant to which the Company paid or
                                        was paid or was required to pay or
                                        receive, $50,000 or more in the 12-month period immediately prior to the date hereof in ;

                              5.11.1.3. all Contracts concerning a partnership,
                                        joint venture or joint development;

                              5.11.1.4. all Contracts for the purchase or sale
                                        of any business, corporation,
                                        partnership, joint venture or other
                                        business organization entered into after
                                        January 1, 2000;

                              5.11.1.5. all Contracts relating to or evidencing
                                        material indebtedness for money borrowed by the Company;

                              5.11.1.6. all Contracts under which (i) any Person
                                        has guaranteed any material indebtedness for money borrowed or other liabilities of the Company or (ii) the Company has guaranteed any material indebtedness for money borrowed or other liabilities of any Person;

                              5.11.1.7. all Contracts under which the Company
                                        has made any material advance, loan,
                                        extension of credit or capital
                                        contribution to, or other material
                                        investment in, any Person, other than
                                        trade accounts payable arising in the
                                        ordinary course of business;

                              5.11.1.8. all Contracts providing for or
                                        containing any mortgage, pledge,
                                        security agreement or other Contract
                                        granting a Lien upon any material assets or properties of the Company;

                              5.11.1.9. all Contracts not otherwise listed
                                        herein providing for indemnification of
                                        any Person with respect to liabilities
                                        relating to any current or former
                                        business of the Company, except for
                                        customer, distribution, reseller,
                                        license, OEM and development agreements
                                        in the ordinary course of business;

                              5.11.1.10.all Contracts which limit or purport to
                                        limit the ability of the Company to
                                        compete in the line of business in which it is currently engaged;

                              5.11.1.11.all Contracts with any broker,
                                        distributor, dealer, sales
                                        representative or other Person relating
                                        to the distribution or marketing of
                                        Company products pursuant to which the
                                        payment by the Company to any such
                                        broker, distributor, dealer, sales
                                        representative or other Person in the
                                        12-month period immediately prior to the date hereof was, or was required to be, in excess of $50,000;

                              5.11.1.12.all Contracts concerning the issuance,
                                        delivery, pledge or other encumbrance,
                                        sale or disposal of any share capital or other securities of the Company, except for options and warrants;

                              5.11.1.13.all Contracts for the sale to a third
                                        party by the Company of any Intellectual
                                        Property; and all Contracts (A) for the
                                        license of any source code, (B) granting any third party an exclusive license for any Company Business Intellectual Property or (C) entered into not on an arms' length basis for the license of Company Business Intellectual Property; and

                              5.11.1.14.all Contracts which are otherwise
                                        material to the Company which are not
                                        described in any of the categories
                                        specified in this Section 5.11.1.

                              The Contracts set forth above are referred to herein as "Material Contracts" (and such term shall also be used in this Agreement with respect to Contracts of the types set forth above to which Buyer is party). The Company has heretofore made available to Buyer copies of all of its Material Contracts.

                    5.11.2. Each Material Contract of the Company is in written form, is in effect, has not been amended in any material respect and is legal, valid and binding on the Company and the other party or parties thereto. The Company and, to the Company's knowledge, each of the other party or parties thereto has performed in all material respects all obligations required to be performed by it under each Material Contract of the Company and is not alleged to be in material default in respect thereof. No event has occurred with respect to the Company or, to the knowledge of the Company, with respect to any other Person that (with or without lapse of time or the giving of notice or both or the happening of any other event or conditions,) would reasonably be expected to (i) become a material default or event of default under any Material Contract of the Company or (ii) give any third party (A) the right to exercise any remedy under any Material Contract of the Company, (B) the right to a material rebate, chargeback, refund, credit, penalty or change in delivery schedule under any Material Contract of the Company, (C) the right to accelerate the maturity or performance of any material obligation of the Company or any of its Subsidiaries under any Material Contract of the Company, or (D) the right to cancel, terminate or modify any Material Contract of the Company.

          5.12.     Insurance.
                    ----------

                    Section 5.12 of the Company Disclosure Schedule sets forth a list of all insurance policies that the Company currently maintains with respect to its assets, liabilities, employees, officers, directors or other representatives (the "Company Insurance Policies"). The Company Insurance Policies are customarily obtained and maintained by companies in a stage and size similar to that of the Company in order to adequately protect such companies and their financial condition against the risks involved in the business conducted by them, are enforceable and in full force and effect and will not lapse or be subject to suspension, modification, revocation, cancellation, termination or non-renewal by reason of the execution, delivery or performance of any Transaction Document or consummation of the Transaction. The Company is current in all premiums or other payments due under each Company Insurance Policy. The Company has not received any notice that any Company Insurance Policy is not in full force and effect.

          5.13.     Litigation.
                    ----------

                    Since January 1, 2000, there has been no judgment, ruling, order, writ, decree, stipulation, settlement, injunction or determination by or with any arbitrator, court or other Governmental Authority to which the Company was or currently is party or by which the Company was or currently is bound, and which relates to or affects the Company or any of its assets, properties or liabilities. The Company is not party to or, to the knowledge of the Company, threatened with any Action which relates to or affects the Company or any of its assets, properties or liabilities.

          5.14.     Employee Matters; Directors, Officers and Key Employees.
                    -------------------------------------------------------

                    5.14.1. The Company is not a party to any Contract regarding collective bargaining or other Contract with any labor or trade union or collective bargaining group representing any employee of the Company. There are no unfair labor practice charges or complaints pending or, to the knowledge of the Company, threatened against the Company.

                    5.14.2. Section 5.14.2 of the Company Disclosure Schedule sets forth a list of the Company's directors, officers, employees and consultants, and includes a list of each of such director's, officer's, employee's and consultant's employment and compensation terms as of the date hereof, which will include, for each employee and consultant employed by the Company, the following information: name, address, title, employment commencement date, gross salary, manager's insurance, educational fund; cellular phone, vacation days per year, accumulated vacation days, company's vehicle; accumulated severance pay, unfunded severance pay, accumulated recuperation pay, bonuses including conditional bonuses, options grant, options vested, and exercise price, participation under any other Plan of the Company, and entitlement to any other benefit in connection with his employment or service.

                    5.14.3. The Company is not delinquent in any material payment to any of its employees for any salaries, commissions, bonuses or other direct compensation for any services performed by any such employee through the date hereof or amounts required to be reimbursed to any of such Persons. The Company has withheld and reported all amounts required by law or by agreement to be withheld and reported with respect to salaries and any other payments to employees. The Company timely made all required provisions and contributions to managers insurance fund and educational funds in accordance with the terms of each employment agreement.

                    5.14.4. Upon termination of the employment of any employee in accordance with the relevant employment agreement or termination of a consulting relationship with any consultant in accordance with the relevant consulting agreement, neither the Company nor Buyer will by reason of anything done prior to the Closing Date be liable to any of such employee or consultant for severance pay or any other payments (other than accrued salary or other compensation, vacation or sick pay, release of managers insurance policies and education funds in accordance with normal policies or amounts required to be paid under applicable laws).

                    5.14.5. The Company has previously delivered to Buyer copies of all employment, consulting, termination and severance Contracts with or for the benefit of, or otherwise relating to, any director, officer or key employee of the Company. Except as set forth on Section 5.14.5 of the Company Disclosure Schedule, none of the execution, delivery or performance of any Transaction Document will result in any obligation to (i) pay any director, officer, key employee or consultant of the Company severance pay or termination, retention or other benefits or (ii) extend the notice period with respect to the termination of employment of any employee of the Company.

                    5.14.6. Section 5.14.6 of the Company Disclosure Schedule sets forth a list of all Plans of the Company. The Company has delivered or made available to Buyer copies of (i) each of its Plans and (ii) all trust agreements or similar agreements maintained in connection with any such Plan.

                    5.14.7. The Company has complied in all material respects with all obligations under law with respect to any aspect of the employment of its employees, including with respect to the health and safety at work of its employees.

                    5.14.8. The Company paid in full all amounts to which employees whose employment was terminated following January 1, 2004 were entitled to, and any such terminated employee has executed a release letter in accordance with Section 29 of the Israeli Severance Pay Law (5723-1963) (the "Severance Pay Law"), whereby, inter alia, the terminated employee acknowledged the receipt of all amounts to which he or she is entitled to and released the Company from any and all claims.

                    5.14.9. All obligations of the Company to provide statutory severance pay to all of its Israeli employees pursuant to the Severance Pay Law are fully funded or accrued on the Company's financial statements.

                    5.14.10. There are no unwritten policies, practices or customs of the Company that, by extension, could reasonably be expected to entitle any employee to benefits in addition to what such employee is entitled to by applicable law or under the terms of such employee's employment agreement (including unwritten customs or practices concerning the payment of statutory severance pay when it is not required under applicable law).

          5.15.     Affiliate Transactions.
                    ----------------------

                    There is no indebtedness, Contract, arrangement, transaction, payment or transfer, directly or indirectly, of any funds or other property, between the Company, on the one hand, and any Shareholder or any Affiliate, officer or director of the Company or any Affiliate of any thereof, on the other hand, except for (i) regularly scheduled compensation paid to employees of the Company either as salary or pursuant to existing employee benefit plans or
                    (ii) reimbursements of employees' and directors' ordinary business expenses incurred in connection with their employment with or service to the Company.

          5.16.     Governmental Grants.
                    -------------------

                    Section 5.16 of the Company Disclosure Schedule provides a complete list as of the date hereof of all outstanding grants, incentives and subsidies (collectively, "Grants) from the Government of the State of Israel or any agency thereof, or from any foreign governmental or administrative agency, granted to the Company, including, without limitation, (i) "Approved Enterprise" status from the Israeli Investment Center, (ii) grants from the Office of the Israeli Chief Scientist ("OCS"), (iii) grants from the Fund for Encouragement of Marketing, and (iv) grants from the BIRD Foundation. The Company has delivered to Buyer, prior to the date hereof, correct copies of all letters of approval (and other material correspondence and other documents that evidence material changes to the terms of such letters of approval) under which such Grants were granted to the Company. Without limiting the generality of the foregoing, Section 5.16 of the Company Disclosure
                    Schedule includes the aggregate outstanding obligations thereunder of the Company with respect to royalties due to the OCS or other Governmental Authority and outstanding amounts to be paid by the OCS or any other Governmental Authority to the Company. The Company is in compliance with the terms and conditions of the Grants in all material respects and has duly fulfilled in all material respects all the undertakings relating thereto required to be fulfilled prior to the date hereof. The Company does not have knowledge of any intention by the OCS or any Governmental Authority to revoke or materially modify any of its Grants to the Company.

          5.17.     Subsidiaries.
                    ------------

                    The Company's Subsidiaries are listed in Section 5.17 of the Company Disclosure Schedule. The Company owns all shares of each Subsidiary thereof. It is hereby clarified that all representations and warranties included herein shall apply also to the Company's Subsidiaries, to the extent applicable.

          5.18.     Brokers' and Finders' Fees.
                    --------------------------

                    Neither the Company nor any Shareholder nor any Affiliate thereof is obligated for the payment of any fees or expenses of any investment banker, broker, advisor, finder or similar party in connection with the origin, negotiation or execution of this Agreement or in connection with the Transaction, and Buyer will not incur any liability, either directly or indirectly, to any such investment banker, broker, advisor, finder or similar party as a result of this Agreement, the Transaction or any act or omission of the Company or any Shareholder or any Affiliate thereof.

6.        REPRESENTATIONS AND WARRANTIES OF BUYER
          ---------------------------------------

          Buyer hereby represents and warrants to the Company and the Shareholders that except as disclosed in the Buyer disclosure schedule attached hereto (the "Buyer Disclosure Schedule"):

          6.1.      Organization and Authority.
                    --------------------------

                    Buyer is duly organized and validly existing under the laws of the State of Israel. Buyer has all requisite power and authority to carry on its business as it is currently conducted and to own, lease and operate its assets and properties where such assets and properties are now owned, leased or operated. Copies of the articles and memorandum of association, as amended to date, of Buyer have previously been delivered or made available to the Company. Buyer is not in violation of any of the provisions of its articles or memorandum of association. Buyer has all requisite power and authority to execute and deliver each Transaction Document delivered or to be delivered thereby and to perform all of its obligations hereunder and thereunder. All corporate actions on the part of Buyer necessary for the authorization, execution, delivery of and performance of all obligations of Buyer under this Agreement and the other Transaction Documents to which Buyer is a party and the authorization, issuance, reservation for issuance and delivery of all of the Issued Shares have been taken, except for the matters set forth in Section 3.3.7 of the Buyer Disclosure Schedule, which shall be submitted by the Buyer to the approval of the Buyer's shareholders. Except for such actions, no further consent or authorization of Buyer or its board of directors is required for the authorization, execution, delivery of and performance of all obligations of Buyer under this Agreement and the other Transaction Documents to which Buyer is a party. Each Transaction Document to be delivered by Buyer has been or will be duly executed and delivered by Buyer (subject to the approval by Buyer's shareholders referred to above) and, when so executed and delivered, will constitute the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except (i) as may be limited by
                    (1) applicable bankruptcy, insolvency, reorganization, moratorium, liquidation, conservatorship, receivership or other similar laws of general application relating to or affecting the enforcement of creditors' rights generally or
                    (2) the effect of rules of law governing the availability of equitable principles of general application, or (ii) as rights to indemnity or contribution may be limited under federal or state securities laws or by principles of public policy thereunder.

          6.2.      Noncontravention; Compliance with Laws and Articles of
                    ------------------------------------------------------
                    Association.
                    ------------

                    Subject to obtaining the approvals by Buyer's shareholders referred to in Section 6.1, none of the execution, delivery or performance by Buyer of any Transaction Document does or will, with or without the giving of notice or the lapse of time or both, result in the creation of any Lien upon any of the assets or properties of Buyer, or conflict with, or result in a breach or violation of, or a default under, or trigger any "change of control" right in, or give rise to a right of amendment, termination, cancellation or acceleration of any obligation under (i) Buyer's articles or memorandum of association, (ii) any Contract of Buyer or
                    (iii) any law, rule, regulation or license to which Buyer or its properties or assets are subject, which breach, violation of default in the case of (ii) and (iii) would reasonably be expected to have a Material Adverse Effect on Buyer. Buyer has complied and is currently in compliance with all applicable statutes, laws, rules, regulations and orders of each Governmental Authority having jurisdiction over Buyer's business or properties, except for any non-compliance that has not had, and would not reasonably be expected to have, a Material Adverse Effect.

          6.3.      Capitalization.
                    --------------

                    The capitalization of Buyer as of the date hereof (excluding the Issued Shares to be issued pursuant to this Agreement) is as follows:

                    6.3.1. The authorized capital stock of Buyer consists of 50,000,000 ordinary shares, par value NIS 0.01 per share.

                    6.3.2. As of the date hereof, the issued and outstanding share capital of Buyer consists of 15,086,523 ordinary shares. The issued and outstanding share capital of Buyer has been duly authorized and validly issued, is fully paid and nonassessable and has not been issued in violation of any preemptive or other similar rights and has been offered, issued, sold and delivered by the Buyer in compliance with all applicable federal and state securities laws.

                    6.3.3. As of the date hereof, Buyer has 1,700,000 ordinary shares reserved for issuance upon exercise of outstanding warrants to purchase shares of the Buyer (which warrants have vested as of the date hereof with respect to 1,250,000 ordinary shares).

                    6.3.4. As of the date hereof, Buyer has 2,982,328 ordinary shares reserved for issuance upon exercise of outstanding options granted under Buyer's Plans (of which 752,869 were granted to employees of Buyer whose employment terminated prior to the date hereof).

                    6.3.5. As of the date hereof, Buyer has 1,703,492 ordinary shares available for future grants under Buyer's Plans.

                    There are no notes or other indebtedness of the Buyer that are convertible into, exchangeable or exercisable for Buyer Shares or that have the right to vote on any matters on which shareholders of the Buyer may vote or the right to receive any of the Buyer's profits and no such notes or other indebtedness exist as of the Closing. Except for the Buyer Shares and Buyer Options, warrants, convertible securities and other rights to acquire Buyer Shares set forth in Section 6.3 of the Buyer Disclosure Schedule (which includes the class and number of Buyer Shares subject to any such Buyer Option, warrant, convertible security or other right, the vesting schedule with respect thereto, the exercise price thereof and the name of the holder thereof), there are no outstanding (i) Buyer Shares or options, warrants, convertible securities or other arrangements relating to the issuance by the Buyer of any securities of the Buyer, (ii) phantom equity, equity appreciation or similar rights which permit the holder thereof to participate in the residual or appreciation equity value of the Buyer, (iii) any securities, instruments or rights which permit the holder thereof, under any circumstances, to vote for the election of members of the Buyer's board of directors or (iv) any securities, instruments or rights which are, directly or indirectly, convertible into or exercisable or exchangeable for any of the securities, instruments or rights described in clause (i), (ii) or (iii) above ("Additional Buyer Securities"). Since January 1,

                    2000, there has been no declaration or payment by the Buyer of dividends, or any distribution by the Buyer of any assets of any kind to any of its past or present shareholders in redemption of or as the purchase price for any of the Buyer's securities.

                    The capitalization of Buyer as of the date of Closing (excluding the Issued Shares to be issued pursuant to this Agreement) shall be as set forth in Exhibit 3.3.1, which shall be amended by the Buyer prior to Closing to reflect new issuances of Buyer ordinary shares following the date hereof. Except for the Buyer Shares and Buyer Options, as of the date hereof there are no Additional Buyer Securities.

                    No holder of securities of the Buyer (including without limitation shares, options and warrants) has any contractual anti-dilution rights granted by the Buyer with respect to securities of the Buyer.

          6.4.      Subsidiaries.
                    ------------

                    The Buyer's Subsidiaries are listed in Section 6.4 of the Buyer Disclosure Schedule. The Buyer owns all shares of each Subsidiary thereof. It is hereby clarified that all representations and warranties included herein shall apply also to the Buyer's Subsidiaries, to the extent applicable. Except for its Subsidiaries, Buyer does not have any operational Subsidiaries and, does not own, directly or indirectly, any capital stock of, assets comprising the business of, obligations of, or any other interest (including any equity or partnership interest) in, any Person.

          6.5.      Valid Issuance of Issued Shares.
                    -------------------------------

                    6.5.1. Issued Shares. Subject to the approvals by Buyer's shareholders referred to in Section 6.1, the Issued Shares will be, upon delivery of the Company Shares to Buyer in accordance with this Agreement, duly authorized, validly issued, fully paid and non-assessable, free from all Liens with respect to the issuance thereof, and will not be subject to any pre-emptive rights or similar rights which shall not have been duly waived at the time of, and with respect to, the issuance of the Issued Shares.

                    6.5.2. Compliance with Securities Laws. Subject to the accuracy of the representations made by the Shareholders in Section 4 of this Agreement, the Issued Shares (assuming no change in applicable law and no unlawful distribution thereof by the Shareholders or other parties) will be issued to the Shareholders in compliance with applicable exemptions from (1) the registration and prospectus delivery requirements of the Securities Act and (2) the registration and qualification requirements of all applicable securities laws of the states of the United States and Israel.

          6.6.      Governmental Approvals.
                    ----------------------

                    No Consent or order of, with or to any Governmental Authority is required to be obtained or made by or with respect to Buyer in connection with the execution, delivery and performance of the Transaction Documents by Buyer.

          6.7.      Permits and Licenses.
                    --------------------

                    Each of the Buyer and each Subsidiary thereof has obtained each consent, license, permit, grant or other authorization of a Governmental Authority (i) pursuant to which the Buyer or any Subsidiary thereof currently operates or holds any interest in any of its assets or properties or (ii) that is required for the operation of the Buyer's or such Subsidiary's business or the holding of any such interest (all of the foregoing consents, licenses, permits, grants, and other authorizations, collectively, the "Buyer Authorizations"), and all of the Buyer Authorizations are in full force and effect; except where the failure by the Buyer or any Subsidiary thereof to obtain any such consent, license, permit, grant or other authorization of a Governmental Authority would not be reasonably expected to have a Material Adverse Effect. Neither the Buyer nor any Subsidiary thereof has received any notice or other communication from any Governmental Authority regarding (i) any actual or possible violation of law or any Buyer Authorization or any failure to comply with any term or requirement of any Buyer Authorization or (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Buyer Authorization, except for any violation, failure, revocation, withdrawal, suspension, cancellation, termination or modification of any Buyer Authorization that would not be reasonably expected to have a Material Adverse Effect on Buyer. None of the Buyer Authorizations will be terminated or impaired, or will become terminable, in whole or in part, as a result of the consummation of the transactions contemplated by this Agreement, except for any termination or impairment that would not be reasonably expected to have a Material Adverse Effect on Buyer.

          6.8.      Litigation.
                    ----------

                    Since January 1, 2000, there has been no judgment, ruling, order, writ, decree, stipulation, settlement, injunction or determination by or with any arbitrator, court or other Governmental Authority to which Buyer was or currently is party or by which Buyer was or currently is bound, and which relates to or affects Buyer or any of its assets, properties or liabilities. Buyer is not party to or, to the knowledge of Buyer, threatened with any Action which relates to or affects Buyer or any of its assets, properties or liabilities.

          6.9.      SEC Documents; Financial Statements.
                    -----------------------------------

                    6.9.1. The Buyer has made available to Company accurate and complete copies of all registration statements, proxy statements and other statements, reports, schedules, forms and other documents filed by the Buyer with, and all Buyer Certifications (as defined below) filed or furnished by the Buyer with or to, the SEC, including all amendments thereto, since May 1, 2003 (collectively, the "SEC Documents"). All statements, reports, schedules, forms and other documents required to have been filed or furnished by the Buyer with or to the SEC have been so filed or furnished on a timely basis. None of the Buyer's Subsidiaries is required to file or furnish any documents with or to the SEC. As of the time it was filed with or furnished to the
                              SEC: (i) each of the Buyer SEC Documents complied as to form in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be); and (ii) none of the Buyer SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except to the extent corrected: (A) in the case of SEC Documents filed or furnished on or prior to the date of this Agreement that were amended or superseded on or prior to the date of this Agreement, by the filing or furnishing of the applicable amending or superseding SEC Document; and (B) in the case of SEC Documents filed or furnished after the date of this Agreement that are amended or superseded prior to the Closing, by the filing or furnishing of the applicable amending or superseding SEC Document. Each of the certifications and statements relating to the SEC Documents required by: (1) the SEC's Order dated June 27, 2002 pursuant to Section 21(a)(1) of the Exchange Act (File No. 4-460); (2) Rule 13a-14 or 15d-14 under the Exchange Act; or (3) 18 U.S.C. ss.1350 (Section 906 of the Sarbanes-Oxley Act) (collectively, the "Buyer Certifications") complied as to form and content with all applicable legal requirements in effect at the time such Buyer Certification was filed with or furnished to the SEC.

                    6.9.2. The Buyer and any of its Subsidiaries maintain those internal controls required under Section 13 of the Exchange Act and those disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. The Buyer has made available to Company accurate and complete copies of all material policies, manuals and other documents promulgating, such disclosure controls and procedures.

                    6.9.3. To the best of its knowledge, the Buyer is, and has at all times since January 1, 2002 been, in compliance with the applicable listing and other rules and regulations of The NASDAQ Stock Market. Except as set forth in Section 6.9.3 of the Buyer Disclosure Schedule, the Buyer has not received any written notice from the NASDAQ Stock Market asserting any non-compliance with any of such rules and regulations. Copies of all material written communications with NASDAQ in respect of any non-compliance with such rules and regulations set forth in Section 6.9.3 of the Buyer Disclosure Schedule have been provided to the Company.

                    6.9.4. The consolidated financial statements (including any related notes) contained or incorporated by reference in the SEC Documents: (i) complied, as of the date of filing of the SEC Documents of which they constituted a part, as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (including with respect to the accrual of actual and contingent liabilities for Taxes for such period but except as may be indicated in the notes to such financial statements and except that the unaudited financial statements that have been furnished by Buyer to the SEC may not contain footnotes and are subject to normal and recurring year-end adjustments that will not, individually or in the aggregate, be material in amount); and
                              (iii) fairly present, in all material respects, the consolidated financial position of the Buyer and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of the Buyer and its consolidated Subsidiaries for the periods covered thereby. No financial statements of any Person other than the Buyer and any of its Subsidiaries are required by GAAP to be included in the consolidated financial statements of the Buyer.

                    6.9.5. Neither Buyer nor any of its Subsidiaries has effected, entered into or created any securitization transaction or "off-balance sheet arrangement" (as defined in Item 303I of Regulation S-K under the Exchange Act) since January 1, 2003.

6.10.     Absence of Certain Changes.
          --------------------------

          Since December 31, 2004 Buyer has conducted its businesses in the ordinary course and there has not been any Material Adverse Effect. Without limiting the generality of the foregoing, from and after December 31, 2004 and through the date hereof, Buyer has not:

          6.10.1. suffered any loss to its property or incurred any damage, award or judgment for injury to the property or business of others or for injury to any person in excess of $25,000 in any one case or $50,000 in the aggregate;

          6.10.2. made any capital expenditure in excess of $25,000 or series of capital expenditures in excess of $50,000 in the aggregate;

          6.10.3. made any change in the rate of compensation, commission, bonus or other remuneration payable to any of its directors, officers, employees or agents, or agreed to pay, conditionally or otherwise, any bonus or extra compensation or other employee benefit to any of such directors, officers, employees or agents, or accelerated any vesting schedule, reduced the exercise price of any option or otherwise amended the term of any options or Plans of the Buyer;

          6.10.4. sold, assigned, leased or transferred any asset, other than in the ordinary course of business;

          6.10.5. made any change in its accounting methods, policies, practices or principles;

          6.10.6. waived or released any rights or claims of material value or settled or compromised any Action;

          6.10.7.   amended its memorandum or articles of association;

          6.10.8. made any Tax election, changed any annual Tax accounting period, amended any Tax Return, settled any income Tax liability, surrendered any right to claim or been required to make any repayment of any Tax refund or consented to any extension of the limitations period applicable to any Tax claim, in each case, with a material value or received any tax ruling;

          6.10.9. issued, pledged, encumbered, sold, disposed of, purchased or redeemed any securities of Buyer (including without limitations, share, warrants, options, instrument convertible or exercisable into securities of the Buyer, etc.) or amended the terms of any outstanding securities of the Buyer;

          6.10.10. declared, set aside, paid or made any dividend or other distribution with respect to any of its share capital, or otherwise redeemed, repurchased or acquired any share capital or other securities of the Buyer;

          6.10.11. lent money to any Person or incurred, assumed or created any indebtedness;

          6.10.12. subjected any of its material assets or properties to any Lien or permitted any of its material assets or properties to be subjected to any Lien;

          6.10.13. granted any license or sublicense of any rights under or with respect to, or sold, transferred or permitted to lapse, any material Intellectual Property, except for grants of licenses in the ordinary course of business to customers;

          6.10.14. entered into any transaction with any Affiliate, director, officer or shareholder (other than the payment of ordinary course compensation);

          6.10.15. purchased any real property or entered into any Lease therefor (including any capitalized lease obligations);

          6.10.16.  received or filed any application for receipt of Grants;

          6.10.17. written off as uncollectible or established an extraordinary reserve with respect to any material account receivable or other material indebtedness;

          6.10.18.  commenced or settled any legal proceedings or disputes;

          6.10.19. taken any material action outside the ordinary course of business or inconsistent with past practice; or

          6.10.20. entered into any agreement to take any of the types of action described in Sections 6.10.1 to 6.10.19.

6.11.     Intellectual Property.
          ---------------------

          6.11.1. Set forth in Section 6.11.1 of the Buyer Disclosure Schedule are (i) all patents and patent applications, copyright applications and registrations, trademarks and trademark applications and registrations owned by the Buyer, and domain names used by the Buyer and (ii) all agreements pursuant to which the Buyer uses third party Intellectual Property (other than off-the-shelf license) together with the license fees, maintenance payments and any other payments made or payable by the Buyer thereunder during the 12-month period immediately preceding the date hereof.

          6.11.2. The Buyer owns all right, title and interest in and to all of the Buyer Business Intellectual Property, or, in the case of Buyer Business Intellectual Property subject to license agreements under which the Buyer is a licensee, has sufficient right to use or exploit such Buyer Business Intellectual Property for the purposes it is licensed to the Buyer, free and clear of any Liens (other than non-exclusive rights to use the Buyer Business Intellectual Property granted to customers in the ordinary course of business) and free from any requirement of any past or present payments or future payments that are currently known (other than maintenance payments and license fees);

          6.11.3. To the knowledge of the Buyer, the Buyer has not infringed, misappropriated or made unlawful use of, or is infringing, misappropriating or making unlawful use of, any Intellectual Property or other rights owned or held by any other Person;

          6.11.4. The rights of the Buyer in and to all Buyer Business Intellectual Property are valid and all filings, payments and other actions required to be made or taken by the Buyer to maintain any item of Buyer Business Intellectual Property in full force and effect have been properly made and taken;

          6.11.5. To the best knowledge of the Buyer, there is no infringement or misappropriation by any Person of any Buyer Business Intellectual Property owned by or licensed exclusively to the Buyer; and since January 1, 2000, none of the Buyer or its Subsidiaries has received any written notice or other written communication relating to any actual, alleged or suspected infringement, misappropriation or violation of any Intellectual Property of another Person by the Buyer or any of its Subsidiaries, and, to the knowledge of the Buyer, none of the Buyer and its Subsidiaries has received any non-written notice or other non-written communication relating to any actual, alleged or suspected infringement, misappropriation or violation of any Intellectual Property of another Person by the Buyer or any of its Subsidiaries.

          6.11.6. No claim or legal proceeding with respect to infringement, misappropriation or violation of any Intellectual Property has been pending since January 1, 2000 or, to the knowledge of the Buyer, threatened against the Buyer or any of its Subsidiaries or, to the knowledge of the Buyer, against any other Person who is, or has asserted or could reasonably be expected to assert that it is, entitled to be indemnified, defended, held harmless or reimbursed by the Buyer or any of its Subsidiaries with respect to such claim or legal proceeding (including any claims or legal proceedings that have been settled, dismissed or otherwise concluded), and, since January 1, 2000, the Buyer or any of its Subsidiaries received no requests or notices from any third party alleging that the Buyer or any of its Subsidiaries is obligated to indemnify, defend, or hold them harmless with respect to any such claim or legal proceeding.

          6.11.7. The Buyer Business Intellectual Property constitutes all Intellectual Property necessary to conduct the business of the Buyer in materially the same way as currently conducted.

          6.11.8. The Buyer has taken reasonable steps to secure, maintain and protect its right, title (where applicable) and interest in and to all Buyer Business Intellectual Property.

          6.11.9. Any and all Buyer Business Intellectual Property of any kind that has been developed or is currently being developed by any current or past employee or consultant of the Buyer in the course of his or her employment in or consulting relationship with the Buyer is the property solely of the Buyer. The current and former employees of the Buyer and such consultants and other Persons that are or were engaged in developing technology for the Buyer, have entered into written agreements with the Buyer assigning to the Buyer all rights in any Intellectual Property developed by them in the course of their employment by or consulting or other relationship with the Buyer, and each of the Buyer's employees and other persons who, either alone or in concert with others, developed, invented, discovered, derived, programmed or designed the Buyer Business Intellectual Property which is owned by the Buyer, or who has access to the Buyer Business Intellectual Property which is owned by the Buyer, have entered into a similar written agreement with the Buyer.

          6.11.10. The Buyer is not and has never been a member or promoter of, or a contributor to, any industry standards body or any similar organization that is entitled to require or obligate the Buyer to grant or offer to any other Person any license or right to any Buyer Business Intellectual Property.

          6.11.11. No source code of any part of the Buyer Business Intellectual Property has been delivered, licensed or made available to any escrow agent or other Person (other than employees of the Buyer in the course of and for the purpose of their employment) and the Buyer is not subject to any obligation (whether present, contingent or otherwise) to deliver, license or make available any such source code to any escrow agent or other Person.

          6.11.12. The business of the Buyer as currently conducted does not require the Buyer to obtain a license from the Israeli Ministry of Defense or an authorized body thereof pursuant to Section 2(a) of the Control of Products and Services Declaration (Engagement in Encryption), 1974, as amended.

          6.11.13. The Buyer is not aware that any of its Essentra product family (including EX, BAX, CX and other elements of the Essentra product family) or any other products to which the Buyer is subject to any warranty, support or maintenance obligations, contains any bug, defect or error that materially and adversely affects the use, functionality or performance of such products.

          6.11.14. The Buyer does not use any Open Source Software which grants any third party any rights in the Buyer Business Intellectual Property or which requires the Buyer to make any of the Buyer Business Intellectual Property available for use by third parties. Section 6.11.14 of the Buyer Disclosure Schedule lists all Open Source Software currently used by the Buyer.

6.12.     Title to Property and Assets.
          ----------------------------

          With respect to the property and assets it leases, Buyer is in compliance with such leases in all material respects. Buyer has good and valid title to all material property, equipment and other assets (other than its Intellectual Property, title to which is addressed in Section 6.11) that it purports to own, free and clear of any Lien, except for (i) statutory Liens for the payment of current Taxes that are not yet delinquent, (ii) Liens that arise in the ordinary course of business and do not in any material respect affect the business of Buyer as currently conducted and (iii) as set forth in Section 6.12 of the Buyer Disclosure Schedule. Buyer has valid leasehold interests in any premises leased by Buyer and the material equipment, furniture and fixtures purported to be leased by it. Buyer does not own any real property. There are no restrictions imposed by any Lease or other Contract or by law that preclude or restrict in any material respect Buyer's ability to use the eased premises currently used by it or contemplated to be used by it for the purposes for which they are currently being used or are contemplated to be used.

          6.13.     Tax Matters.

                    6.13.1. All Tax Returns required to be filed by or on behalf of Buyer have been timely filed with the Tax authorities or extensions have been timely granted and have not expired. All material Taxes with respect to Taxable periods or portions thereof covered by such Tax Returns and all other material Taxes (without regard to whether a Tax Return was or is required) for which the Company is otherwise liable that are due have been paid in full or are being contested in good faith and, to the extent the liabilities for such Taxes are not due or are being contested in good faith, materially adequate reserves have been established in Buyer's financial statements.

                    6.13.2. Buyer has withheld materially accurate amounts from its employees, customers, shareholders, Affiliates, independent contractors and others from whom it is or was required to withhold Taxes, including social security, in compliance in all material respects with all applicable laws and has paid all such withheld amounts to the Taxing authorities.

                    6.13.3. There are no Actions pending with respect to any Taxes for which Buyer is liable. To the knowledge of Buyer, no Tax Return of Buyer is currently the subject of an audit by any Taxing authority, no written notice of such an audit has been received, and Buyer is not aware that there is any basis for the initiation of such an audit or repayment of any tax refund, or any part thereof, received by the Buyer or any of its Subsidiaries (or that the Buyer currently expects to receive from the US tax authorities).

                    6.13.4. To the Buyer's knowledge, as of December 31, 2004, the Buyer and its Subsidiaries had: (i) approximately US$7 million of U.S. federal net operating loss carryforwards, which begin to expire in 2024; and (ii) approximately US$86 million of Israeli net operating loss carryforwards.

                    6.13.5. The Buyer is not subject to any restrictions or limitations pursuant to Part E2 of the Ordinance, although it may become subject to such restrictions or limitations pursuant to the Israeli Withholding Tax Pre Ruling (as defined in
                              Section 7.3.1.4.2).

          6.14.     Insurance.
                    ---------

                    Section 6.14 of the Buyer Disclosure Schedule sets forth a list of all insurance policies that Buyer currently maintains with respect to its assets, liabilities, employees, officers, directors or other representatives (the "Buyer Insurance Policies"). The Buyer Insurance Policies are customarily obtained and maintained by companies in a stage and size similar to that of Buyer in order to adequately protect such companies and their financial condition against the risks involved in the business conducted by them, are enforceable and in full force and effect and will not lapse or be subject to suspension, modification, revocation, cancellation, termination or non-renewal by reason of the execution, delivery or performance of any Transaction Document or consummation of the Transaction. Buyer is current in all premiums or other payments due under each Buyer Insurance Policy. Buyer has not received any notice that any Buyer Insurance Policy is not in full force and effect.

          6.15.     Employee Matters; Directors, Officers and Key Employees.
                    -------------------------------------------------------

                    6.15.1. The Buyer is not a party to any Contract regarding collective bargaining or other Contract with any labor or trade union or collective bargaining group representing any employee of the Buyer. There are no unfair labor practice charges or complaints pending or, to the knowledge of the Buyer, threatened against the Buyer.

                    6.15.2. Section 6.15.2 of the Buyer Disclosure Schedule sets forth a list of the Buyer's directors, officers, employees and consultants, and includes a list of each of such director's, officer's, employee's and consultant's employment and compensation terms as of the date hereof, which will include, for each employee and consultant employed by the Buyer, the following information: name, address, title, employment commencement date, gross salary, manager's insurance, educational fund; cellular phone, vacation days per year, accumulated vacation days, company's vehicle; accumulated severance pay, unfunded severance pay, accumulated recuperation pay, bonuses including conditional bonuses, options grant, options vested, and exercise price, participation under any other Plan of the Buyer, and entitlement to any other benefit in connection with his employment or service.

                    6.15.3. The Buyer is not delinquent in any material payment to any of its employees for any salaries, commissions, bonuses or other direct compensation for any services performed by any such employee through the date hereof or amounts required to be reimbursed to any of such Persons. The Buyer has withheld and reported all amounts required by law or by agreement to be withheld and reported with respect to salaries and any other payments to employees. The Buyer timely made all required provisions and contributions to managers insurance fund and educational funds in accordance with the terms of each employment agreement.

                    6.15.4. Upon termination of the employment of any employee in accordance with the relevant employment agreement or termination of a consulting relationship with any consultant in accordance with the relevant consulting agreement, the Buyer will not by reason of anything done prior to the Closing Date be liable to any of such employee or consultant for severance pay or any other payments (other than accrued salary or other compensation, vacation or sick pay, release of managers insurance policies and education funds in accordance with normal policies or amounts required to be paid under applicable laws).

                    6.15.5. The Buyer has previously delivered to the Company copies of all employment, consulting, termination and severance Contracts with or for the benefit of, or otherwise relating to, any director, officer or key employee of the Buyer. Except as set forth on Section 6.15.5 of the Buyer Disclosure Schedule, none of the execution, delivery or performance of any Transaction Document will result in any obligation to (i) pay any director, officer, key employee or consultant of the Buyer severance pay or termination, retention or other benefits or (ii) extend the notice period with respect to the termination of employment of any employee of the Buyer.

                    6.15.6. Section 6.15.6 of the Buyer Disclosure Schedule sets forth a list of all Plans of the Buyer. The Buyer has delivered or made available to the Company copies of (i) each of its Plans and (ii) all trust agreements or similar agreements maintained in connection with any such Plan.

                    6.15.7. The Buyer has complied in all material respects with all obligations under law with respect to any aspect of the employment of its employees, including with respect to the health and safety at work of its employees.

                    6.15.8. The Buyer paid in full all amounts to which employees whose employment was terminated following January 1, 2004 were entitled to, and any such terminated employees has executed a release letter in accordance with Section 29 of the Severance Pay Law, whereby, inter alia, the terminated employee acknowledged the receipt of all amounts to which he or she is entitled to and released the Buyer from any and all claims.

                    6.15.9. All obligations of the Buyer to provide statutory severance pay to all of its Israeli employees pursuant to the Severance Pay Law are fully funded or accrued on the Buyer's financial statements.

                    6.15.10. There are no unwritten policies, practices or customs of the Buyer that, by extension, could reasonably be expected to entitle any employee to benefits in addition to what such employee is entitled to by applicable law or under the terms of such employee's employment agreement (including unwritten customs or practices concerning the payment of statutory severance pay when it is not required under applicable law).

          6.16.     Affiliate Transactions
                    ----------------------

                    Since January 1, 2003, there has been no indebtedness, Contract, arrangement, transaction, payment or transfer, directly or indirectly, of any funds or other property, between the Buyer, on the one hand, and any of Buyer's shareholders or any Affiliate, officer or director of the Buyer or any Affiliate of any thereof, on the other hand, except for (i) regularly scheduled compensation paid to employees of the Buyer either as salary or pursuant to existing employee benefit plans or (ii) reimbursements of employees' and directors' ordinary business expenses incurred in connection with their employment with or service to the Buyer.

          6.17.     General Solicitation.
                    --------------------

                    Neither Buyer nor any other Person authorized by Buyer act on its behalf has engaged in a general solicitation or general advertising (within the meaning of Regulation D under the Securities Act) of investors with respect to offers or sales of the Issued Shares.

          6.18.     Brokers' and Finders' Fees.
                    --------------------------

                    Neither Buyer nor any Affiliate thereof is obligated for the payment of any fees or expenses of any investment banker, broker, advisor, finder or similar party in connection with the origin, negotiation or execution of this Agreement or in connection with the Transaction, and the neither the Company nor any Shareholder will incur any liability, either directly or indirectly, to any such investment banker, broker, advisor, finder or similar party as a result of this Agreement, the Transaction or any act or omission of Buyer or any Affiliate thereof.

          6.19.     Fairness Opinion.
                    ----------------

                    The Company's board of directors has received the opinion of D&A High-Tech Information Ltd., financial advisor to the Company, dated September 30, 2005, that, as of the date of its opinion, the Transaction is fair, from a financial point of view, to the Buyer and its shareholders.

          6.20.     Governmental Grants.
                    -------------------

                    Section 6.20 of the Buyer Disclosure Schedule provides a complete list as of the date hereof of all outstanding Grants from the Government of the State of Israel or any agency thereof, or from any foreign governmental or administrative agency, granted to the Buyer, including, without limitation, (i) "Approved Enterprise" status from the Israeli Investment Center (ii) grants from the OCS,
                    (iii) grants from the Fund for Encouragement of Marketing, and (iv) grants from the BIRD Foundation. The Buyer has delivered to the Company, prior to the date hereof, correct copies of all letters of approval (and other material correspondence and other documents that evidence material changes to the terms of such letters of approval) under which such Grants were granted to the Buyer. Without limiting the generality of the foregoing, Section 6.20 of the Buyer Disclosure Schedule includes the aggregate outstanding obligations thereunder of the Buyer with respect to royalties due to the OCS or other governmental authority and outstanding amounts to be paid by the OCS or any other governmental authority to the Buyer. The Buyer is in compliance with the terms and conditions of the Grants in all material respects and has duly fulfilled in all material respects all the undertakings relating thereto required to be fulfilled prior to the date hereof. The Buyer does not have knowledge of any intention by the OCS or any Governmental Authority to revoke or materially modify any of its Grants to Buyer.

          6.21.     Contracts.
                    ---------

                    6.21.1. Section 6.21 of the Buyer Disclosure Schedule lists all of Buyer's Material Contracts. The Buyer has heretofore made available to the Company copies of all of its Material Contracts.

                    6.21.2. Each Material Contract of Buyer is in written form, is in effect, has not been amended in any material respect and is legal, valid and binding on the Buyer and the other party or parties thereto. The Buyer and, to the Buyer's knowledge, each of the other party or parties thereto has performed in all material respects all obligations required to be performed by it under each Material Contract of Buyer and is not alleged to be in material default in respect thereof. No event has occurred with respect to the Buyer or, to the knowledge of the Buyer, with respect to any other Person that (with or without lapse of time or the giving of notice or both or the happening of any other event or conditions) would reasonably be expected to (i) become a material default or event of default under any Material Contract of Buyer or
                              (ii) give any third party (A) the right to exercise any remedy under any Material Contract of Buyer, (B) the right to a material rebate, chargeback, refund, credit, penalty or change in delivery schedule under any Material Contract of Buyer, (C) the right to accelerate the maturity or performance of any material obligation of the Buyer or any of its Subsidiaries under any Material Contract of Buyer, or (D) the right to cancel, terminate or modify any Material Contract of Buyer.

7.        COVENANTS

          7.1.      Conduct of Business.
                    -------------------

                    To the extent permitted by law, except as set forth in
                    Section 7 and except for actions taken or required by this Agreement or any other Transaction Document from the date hereof through the Closing Date, neither Buyer nor the Company will, without the prior written consent of the Company or Buyer, respectively, engage in any of the following transactions or take any of the following actions:

                    7.1.1. make any capital expenditure in excess of $25,000 or $50,000 in the aggregate;

                    7.1.2. make any change in the rate of compensation, commission, bonus or other remuneration payable or to become payable to any of its directors, officers, employees or agents or amend any Plan;

                    7.1.3. sell, assign, lease or transfer any right or assets or otherwise acquire, lease or license any right or other asset or assume any liability, other than in the ordinary course of business;

                    7.1.4. make any change in its accounting methods, policies or principles, other than as required by rules of applicable accounting or regulatory bodies;

                    7.1.5. waive or release any rights or claims of material value;

                    7.1.6. amend its memorandum or articles of association, except for any amendment contemplated under this Agreement;

                    7.1.7. make any Tax election, change any annual Tax accounting period, amend any Tax Return, settle any income Tax liability, settle any Tax claim, surrender any right to claim a Tax refund or consent to any extension or waiver of the limitations period applicable to any Tax claim, in each case, in any material respect or apply for any tax ruling other as contemplated herein;

                    7.1.8. issue, pledge or otherwise encumber, sell or dispose of any shares of its capital stock or other securities convertible into, or rights with respect to, or options or warrants to purchase or rights to subscribe to, any shares of its capital stock or other securities, except pursuant to the exercises of options or warrants;

                    7.1.9. declare, set aside, pay or make any dividend or other distribution with respect to any of its shares of capital stock, or redeem, repurchase or otherwise acquire any shares of its capital stock or other securities or any rights, options or warrants to acquire any such shares or other securities; or accelerate the vesting schedule or otherwise revise any terms of any Company Assumed Option (with respect to the Company) or any options for ordinary shares of Buyer;

                    7.1.10. incur, assume or create any indebtedness for borrowed money or guarantee any indebtedness for borrowed money of any other Person, or make, incur, assume, create or guarantee any loan (other than the making of employee advances for travel in the ordinary course of business consistent with past practices and except as may be required to continue such party's business in the ordinary course (which will be determined by such party in its sole discretion));

                    7.1.11. subject any of its assets or properties to any Lien, except for Liens created by law without cooperation of such party;

                    7.1.12. acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the capital stock or assets of, or by any other manner, any business or any corporation, partnership, limited liability entity, joint venture, or other business organization or Person;

                    7.1.13. solicit, initiate, induce, facilitate or encourage the making, submission or announcement of any proposal for the Acquisition of the Company or the Buyer, as the case may be ("Acquisition Proposal") or an inquiry in this respect ("Acquisition Inquiry"), furnish any nonpublic information regarding the Company or Buyer, as the case may be, in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry, approve, endorse or recommend any Acquisition Proposal or Acquisition Inquiry; or enter into any letter of intent or similar document or any Contract contemplating or otherwise relating to any acquisition of the Company or Buyer, as the case may be;

                    7.1.14. (i) enter into any transaction with any Affiliate, director, officer or shareholder or any Affiliate of such director, officer or shareholder or (ii) make any payments or transfer any property to or on behalf of any Affiliate, director, officer or shareholder or any Affiliate of any such director, officer or shareholder (other than pursuant to currently existing agreements, and reimbursements of ordinary and necessary business expenses of employees or directors incurred in connection with their employment with or service to such party);

                    7.1.15. amend in any material respect or terminate (other than by completion or expiration thereof) any existing contract of the type referred to in
                              Section 5.11 or enter into any contract of the type referred to in Section 5.11, except for amendments and Contracts which do not impose any material liabilities on such party (the foregoing shall not prohibit any party from entering into customer agreements for the sale or license of products or the provision of services, provided that such agreements are entered into in the ordinary course of such party's business consistent with past practice, and do not contain provisions that are reasonably expected to create a material new liability, and that such execution is done in consultation with the Company or the Buyer, as the case may be);

                    7.1.16. purchase any real property or enter into any Lease (including any capitalized lease obligations);

                    7.1.17. cancel, terminate or fail to renew any existing insurance policy;

                    7.1.18.   hire new employees or terminate any Key Employee;

                    7.1.19.   commence or settle any legal proceedings; or

                    7.1.20. undertake or enter into any agreement to take any of the types of action described in subclauses
                              7.1.1 through 7.1.19.

                    From the date hereof through the Closing Date, each of Buyer and the Company will use commercially best efforts to (i) preserve its current business, (ii) retain the services of its present officers, employees and agents so as to ensure compliance with the Closing conditions, and (iii) maintain good business relationships with third parties having material business dealings with it. Nothing herein shall be deemed to restrict Buyer or the Company from taking actions that are required to be taken under this Agreement in order to consummate the Closing or that are otherwise permitted herein.

                    Each of Buyer and the Company undertakes to consider any request under this Section 7 in good faith and in a reasonably expedited manner, but no later than three (3) days after all relevant information has been provided by the Company or Buyer, respectively, and not to withhold its consent other than for reasons that are commercially reasonable. Failure of Buyer or the Company to respond timely shall be deemed to be a consent to the requested action.

                    For the purposes of administering this Section 7.1 with respect to actions taken by the Buyer, the Company and Buyer shall form a steering committee (the "Steering Committee"), which will be comprised of Joseph Albagli and Rafi Wiesler (each, as long as he is employed by the Company) and Elon Ganor and Hugo Goldman (each, as long as he is employed by Buyer) and which will meet regularly on a semi-weekly basis or on such more frequent basis as the members of the Steering Committee may deem necessary. The members of the Steering Committee shall discuss in good faith taking any of the transactions and actions set forth in this Section 7.1 with respect to the Buyer before any determination is made by Buyer. In administering this Section 7.1, the Steering Committee shall consider, among other things, whether such action is reasonably required in order to (i) preserve the current business of the Buyer, (ii) retain the services of Buyer's present officers, employees and agents, and (iii) maintain good business relationships with third parties having material business dealings with the Buyer. At the Company's request, the Buyer shall arrange meetings between representatives of the Buyer and the Company with customers of the Buyer.

          7.2.      Investigation of Business.
                    -------------------------

                    From the date hereof through the Closing Date, each of Buyer and the Company will provide the other and its representatives reasonable access during normal business hours to the properties, books, records, employees and representatives of such party to make or cause to be made such investigation of the other party and of the assets and liabilities and financial and legal condition thereof as such party reasonably deems necessary or advisable, provided that any such investigation shall not interfere unnecessarily with normal operations of the other party. The Confidentiality Agreement will apply with respect to the information provided pursuant to this Section 7.2.

          7.3.      Further Assurance, Regulatory Approvals.
                    ---------------------------------------

                    7.3.1. Subject to the terms and conditions of this Agreement and applicable law, the Company, each Shareholder (solely in its capacity as a shareholder of the Company) and Buyer will use their commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable laws and regulations or otherwise to consummate and make effective the Transaction as soon as practicable.

                              From time to time, as and when requested by any party to this Agreement and according to this Agreement, the other parties will execute and deliver, or cause to be executed and delivered, all such documents and instruments and will take, or cause to be taken, all such reasonable actions, as such other party may reasonably deem necessary or desirable to consummate the Transaction. Without limiting the foregoing, the Company shall use its reasonable best efforts to cause to be delivered to the Buyer, promptly after the date hereof and prior to the Closing, the Company's (i) audited consolidated balance sheet as of December 31, 2004 and the related consolidated statements of operations, shareholders' equity and cash flows for the year ended December 31, 2004 and (ii) reviewed consolidated balance sheet as of March 31, 2005 and the related consolidated statements of operations, shareholders' equity and cash flows for the period ended March 31, 2005, all of which shall be prepared in accordance with US GAAP and shall, upon delivery thereof to the Buyer, replace the draft financial statements attached to Section
                              5.6 of the Company Disclosure Schedule. Upon receipt of the foregoing financial statements, the Buyer shall include such financial statements in the Proxy Statement referred to in Section 7.9.2 below, through either (i) the distribution thereof to the Buyer's shareholders, (ii) the posting thereof on the Internet and a notification to the Buyer's shareholders of such posting, through a press release, the filing with the SEC of a Form 6-K and/or any other manner, (iii) the incorporation thereof by reference into the Proxy Statement or (iv) any other manner determined by the Buyer's management. Each of the Company and Buyer shall cause their respective legal counsel and tax advisers to coordinate all activities and to cooperate with each other, including by providing each an opportunity to comment on all applications to any Governmental Authority, with respect to the preparation and filing of such notices or applications for approval and the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain such Consents. Without derogating from the generality of the foregoing,

                              7.3.1.1. the parties undertake to use their best efforts to make, as promptly as possible following the date hereof, any filings required under any applicable laws to be made for the consummation of the Transaction;

                              7.3.1.2. the parties shall promptly after the execution of this Agreement apply for or otherwise seek, and use their reasonable best efforts to obtain, all consents and approvals required to be obtained for the consummation of the Transaction, including the consent of the Investment Center, the OCS and the Commissioner of Restrictive Trade Practices (if applicable);

                              7.3.1.3.  the Shareholders (solely in their
                                        capacity as shareholders of the Company) and the Company undertake to cooperate with Buyer in its efforts to maintain the listing of its ordinary shares on the NASDAQ Capital Market, including in connection with the Plan of Compliance submitted by Buyer to NASDAQ on August 26, 2005 (as amended on September 7 and 19, 2005), including by providing to NASDAQ such information about the Company that NASDAQ may reasonably request, and in connection therewith, the Buyer shall coordinate with the Company all submissions to and contact with NASDAQ and with Buyer's U.S. counsel dealing with this matter;

                              7.3.1.4. the Company shall promptly after the execution of this Agreement cause its legal counsel and accountants to prepare and file with the Israeli Income Tax Commissioner applications for the following two rulings (and Buyer shall cooperate with the Company in preparing such rulings):

                                        7.3.1.4.1. one ruling (the "Option Tax
                                                  Pre-Ruling") that: (A)
                                                  confirms that the adoption by
                                                  Buyer of the Company Plans
                                                  (including the replacement of
                                                  Company Options with Buyer
                                                  Assumed Options) in accordance
                                                  with Section 2.5 will not
                                                  result in a requirement for an
                                                  immediate Israeli tax payment
                                                  and that the Israeli taxation
                                                  will be deferred until the
                                                  exercise of the Buyer Assumed
                                                  Options, or in the case of
                                                  Company Assumed Options
                                                  replaced by Buyer Assumed
                                                  Options that are part of a
                                                  "Section 102 Plan," until the
                                                  actual sale of the underlying
                                                  shares of Buyer by the holders
                                                  of such Buyer Assumed Options;
                                                  (B) confirms that the "lock-up
                                                  period" under any "Section 102
                                                  Plan" will continue to run and
                                                  will not be restarted as a
                                                  result of the replacement of
                                                  the Assumed Company Options
                                                  with Buyer Assumed Options;
                                                  and (C) confirms that the
                                                  issuance of any of the Issued
                                                  Shares pursuant to this
                                                  Agreement in exchange for
                                                  ordinary shares of the Company
                                                  held in trust at the Closing
                                                  under a "Section 102 Plan"
                                                  will not result in an
                                                  immediate taxable event for
                                                  the person entitled to such
                                                  Company Ordinary Shares if
                                                  such issuance is made directly
                                                  to the "Section 102 Plan"
                                                  trustee and until such time as
                                                  such portion of the Issued
                                                  Shares is subsequently
                                                  transferred by such trustee to
                                                  the person entitled thereto
                                                  and is sold by such person,
                                                  whether at the end of the
                                                  statutory holding period or
                                                  otherwise, in accordance with
                                                  the terms of such ruling; and

                                        7.3.1.4.2. a second ruling that either
                                                  (A) exempts Buyer and the
                                                  Shareholders Representative
                                                  Committee from any obligation
                                                  to withhold Israeli Tax at
                                                  source from any consideration
                                                  payable or otherwise
                                                  deliverable pursuant to this
                                                  Agreement as part of the
                                                  consideration to the
                                                  Shareholders, or clarifying
                                                  that no such obligation
                                                  exists; or (B) clearly
                                                  instructs the Buyer and the
                                                  Shareholders Representative
                                                  Committee how such withholding
                                                  at source is to be executed,
                                                  and in particular, the rate or
                                                  rates of withholding to be
                                                  applied (the "Israeli
                                                  Withholding Tax Pre-Ruling",
                                                  and together with the Option
                                                  Tax Pre-Ruling, the "Israeli
                                                  Tax Rulings");

                              7.3.1.5. as soon as reasonably practicable after the execution of this Agreement, Buyer shall cause its Israeli counsel to prepare and file with the Israeli Securities Authority an application for an exemption from the requirements of the Israeli Securities Law 1968 concerning the publication of a prospectus in respect of the exchange of the Company Options for the Assumed Options, pursuant to Section 15D of the Securities Law of Israel (the "Israeli Securities Exemption"). The Company shall cooperate and cause its representatives to cooperate with Buyer in connection with the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Israeli Securities Exemption; and

                              7.3.1.6. the Buyer shall use best reasonable efforts to cause Deutsche Telekom AG to execute an undertaking in the form of
                                        Exhibit 2.6(a).

                    7.3.2. Without derogating from the foregoing, (i) neither the Shareholders (solely in their capacity as shareholders of the Company) or the Company, on the one hand, nor Buyer, on the other hand, nor any one on their behalf, shall take any action with the intention that same will adversely affect the business of Buyer or the Company, respectively, between the date hereof and Closing, and (ii) the Company shall as promptly as practicable inform Buyer, and Buyer shall as promptly as practicable inform the Company, in the event that any of their respective customers advises the Company or Buyer, as the case may be, of its intention not to continue its engagement with the Company or Buyer, as the case may be, should the Transaction be consummated. In such event Buyer and the Company shall reasonably cooperate with each other in attempting to reduce such customer's concerns and securing its continued business relationship with Buyer or the Company, as applicable, after Closing.

          7.4.      Non-Solicitation of Employees.
                    -----------------------------

                    From the date hereof until the Closing, or if this Agreement is terminated in accordance with Section 10 hereof, until the expiration of twelve (12) months after such termination, except as permitted under this Agreement, without the prior written consent of the Company or Buyer, as the case may be, neither Buyer, on the one hand, nor the Company and each Shareholder (other than Cisco Systems International BV), on the other hand, will, and each shall cause its respective Affiliates not to, directly or indirectly, alone or in association with any other Person, solicit, induce or attempt to solicit or induce, an employee, independent contractor or consultant, any person employed by the Company or any Subsidiary thereof or Buyer or any Subsidiary thereof, as the case may be, on the date hereof, neither will such entity, during such period, induce or attempt to induce any such employee to terminate his or her employment with the Company or any Subsidiary thereof or Buyer or any Subsidiary thereof, as the case may be.

                    Nothing herein shall limit Buyer or any of its Subsidiaries, on the one hand, or the Company or any Shareholder or any of their respective Subsidiaries, on the other hand, from employing or offering employment to any person employed by the Company or any Shareholder or any of their respective Subsidiaries, on the one hand, or Buyer or any of its Subsidiaries, on the other hand (as the case may be), as of the date hereof, (i) 30 days after such person's employment with such Person is terminated, (ii) if such person has applied for a position with the Company or the Buyer, as the case may be, as a result of a general solicitation by the Company or the Buyer, as the case may be, or any third party on any of their behalf (e.g., in response to an advertisement published by the Company or the Buyer, as the case may be, in any newspaper or job-board) provided, for the removal of doubt, that Company or Buyer, as the case may be, may directly communicate to such person an offer of employment only following termination of his employment with Buyer or the Company, as the case may be, or (iii) after the appointment of a receiver or liquidator over all or any part of the assets of the Buyer or the Company, as the case may be.

                    For the avoidance of doubt, neither Cisco Systems International B.V. nor any of its Affiliates shall be subject to any restriction pursuant to this Section 7.4.

          7.5.      Notification of Certain Matters.
                    -------------------------------

                    Between the date hereof and the Closing Date, the Company, on the one hand, will give prompt notice in writing to

                    Buyer, and Buyer, on the other hand, will give prompt notice in writing to the Company, upon becoming aware of the occurrence or non-occurrence of (i) any event which will result, or has a reasonable likelihood of resulting, in the failure of any covenant, agreement and condition in this Agreement to be complied with or satisfied or in any representation and warranty given hereunder to be inaccurate in any material respect, (ii) of any Action or investigation by or before any Governmental Authority or arbitrator initiated by or against it or any of its Subsidiaries, or known by it or by any Subsidiary thereof to be threatened against it, any of its Subsidiaries or any of their respective directors, officers, employees or stockholders in their capacity as such, (iii) of any event that may result in a Material Adverse Effect to the Company or the Buyer, as the case may be, provided however, that the delivery of any notice pursuant to this Section 7.5 shall not (a) limit or otherwise affect any remedies available to the party receiving such notice or (b) constitute an acknowledgement or admission of a breach of this Agreement. No disclosure by the Company or Buyer as the case may be pursuant to this
                    Section 7.5 shall prevent or cure any misrepresentations, breach of warranty or breach of covenant.

          7.6.      Public Announcements.
                    --------------------

                    No press release or announcement concerning the transactions contemplated hereby will be issued by any party hereto without the prior written consent of Buyer and the Company, except as such release or announcement may be required by law, rule or regulation or under this Agreement, in which case the Person required to make the release or announcement will allow the Person whose consent would otherwise be required reasonable time (subject to the timing required under the law for such release or announcement to be made) to comment on such release or announcement in advance of such issuance.

                    The foregoing shall not be in limitation of the parties' obligations hereunder to take such actions as required for the consummation of the Transaction and for the removal of doubt shall not apply to (i) the submission by Buyer to its shareholders of a proxy statement in accordance with Section
                    7.9 below and (ii) submission of a report on Form 6-K with the SEC in accordance with Section 12.10 below.

          7.7.      Directors' and Officers' Insurance and Indemnification.
                    ------------------------------------------------------

                    For a period of seven years after the Closing, and subject to any applicable law (as may be amended from time to time), Buyer shall make commercial reasonable efforts to maintain in effect the existing directors' and officers' liability insurance, a copy of which was provided to the Company ("Existing D&O Policy"), covering those persons who are currently covered by Buyer's directors' and officers' liability insurance policy with respect to claims arising from acts or events which occurred before the Closing, on terms substantially similar to those contained in the Existing D&O Policy, provided, however, that: (i) the Buyer may substitute for the Existing D&O Policy a policy or policies of substantially similar comparable coverage; and
                    (ii) the Buyer shall not be required to pay annual premiums for the Existing D&O Policy (or for any substitute policies) in excess of US$270,000 (the "Maximum Premium"). In the event any future annual premiums for the Existing D&O Policy (or any substitute policies) exceed the Maximum Premium, the Buyer shall be entitled to reduce the amount of coverage of the Existing D&O Policy (or any substitute policies) to the amount of coverage that can be obtained for a premium equal to the Maximum Premium. In the event that following the Closing and prior to the seven-year anniversary thereof the Buyer obtains directors' and officers' liability insurance with a coverage that is broader than the coverage under the Existing D&O Policy, the Buyer shall cause the persons who are currently covered thereby to be covered by such broader policy through the end of the seven-year period following the Closing, provided that the inclusion of such persons in such broader policy shall not increase the premium payable by the Buyer thereunder.

                    For a period of seven years after the Closing, and subject to any applicable law (as may be amended from time to time), Buyer shall not amend any provision of its articles of association (as shall be amended immediately prior to the Closing, subject to approval of Buyer's shareholders) in a manner that will, or will be reasonably expected to, adversely affect the insurance and indemnification of the persons who are currently covered by Buyer's directors' and officers' liability insurance policy. The provisions of this
                    Section 7.7 are intended to be for the benefit of, and shall be enforceable by, each director and officer referred to above, and his or her heirs and legal representatives, and shall be in addition to, and shall not impair, any other rights under applicable law or otherwise.

                    Any amendment to the provisions of this Section 7.7 with respect to any person covered under the Existing D&O Policy which adversely affects the rights of such person covered by any such Existing D&O Policy (or any substitute policy) shall only be effective upon the consent of the Buyer, the Company and such person, which consent shall not be unreasonably withheld.

          7.8.      Listing Agreement.
                    -----------------

                    Promptly after the Closing, the Buyer shall make commercially reasonable efforts to remain listed, and if no longer listed, to re-list on NASDAQ Capital Market and in this respect, to the extent required under NASDAQ rules, submit to NASDAQ a new listing agreement, setting forth the number of authorized ordinary shares of Buyer as amended pursuant to the amendment to Buyer's articles of association in the form attached hereto as Exhibit 1.9.

          7.9.      Shareholders Meeting; Proxy Statement; Board Structure.
                    ------------------------------------------------------

                    7.9.1.    Shareholders Meeting.
                              --------------------

                              Immediately after the date hereof, Buyer shall take all action necessary in order to convene a general shareholders meeting of Buyer that will consider the matters set forth in Section 3.3.7 of the Buyer Disclosure Schedule.

                    7.9.2.    Proxy Statement
                              ---------------

                              As promptly as practicable after the date of this Agreement, the Buyer shall prepare a proxy statement with respect to the foregoing general meeting, which proxy statement shall include a recommendation of Buyer's board of directors to approve all matters set forth in Section 3.3.7 of the Buyer Disclosure Schedule and shall be in form and substance to the reasonable satisfaction of the Company (the "Proxy Statement"). The Buyer shall: (i) cause the Proxy Statement to comply with applicable legal requirements; (ii) provide the Company with a reasonable opportunity to review and comment on any draft of the Proxy Statement, and include in the Proxy Statement all changes reasonably proposed by the Company; (iii) promptly cause the Proxy Statement to be submitted to the SEC on a Form 6-K; and (iv) cause the Proxy Statement to be mailed to the Buyer's shareholders as promptly as practicable following the date of this Agreement. If any event relating to the Buyer occurs, or if the Buyer becomes aware of any information, that should be disclosed in a supplement to the Proxy Statement, then the Buyer shall promptly inform the Company of such event or information and shall, in accordance with the procedures set forth above, (i) prepare and submit to the SEC a Form 6-K that shall include such amendment or supplement as soon thereafter as is reasonably practicable, and (ii) if appropriate, cause such supplement to be mailed to the shareholders of the Buyer or otherwise inform the Buyer's shareholders of such events, in such manner that shall be elected by the Buyer and which complies with applicable legal requirements. The Company will cooperate with the Buyer in the preparation of the Proxy Statement and will provide all information reasonably required to be provided by it for inclusion in the Proxy Statement, all of which shall be complete and accurate in all material respects.

                    7.9.3.    Board of Directors.
                              ------------------

                              The parties agree to cooperate, through the election effective as of the Closing of the members of the board of directors of Buyer, in ensuring that the structure of Buyer's board of directors is in compliance with all of the requirements of the Companies Law, the rules and regulations of the SEC and NASDAQ listing requirements (subject to any exemptions that are or may be available to Buyer from any of the foregoing).

          7.10.     Additional Investment in Buyer.
                    ------------------------------

                    After Closing, subject to the discretion of its board of directors, Buyer will use its commercially reasonable efforts to complete a private financing in Buyer in an amount of up to $10 million.

          7.11.     Releases and Waivers.
                    --------------------

                    7.11.1. To the extent permitted under applicable law, except for any breach of any of the Transaction Documents and any Damages with respect thereto, either in contracts, torts or under applicable law, and without limiting Section 7.7, for and in consideration of the Issued Shares issuable to each Shareholder hereunder, effective as of the Closing Date, each Shareholder (other than with respect to claims arising out of the sale and purchase of products and services in the ordinary course of business) hereby releases, acquits and forever discharges the Company, Buyer and each of their present and former shareholders, officers, directors, employees, representatives, advisors and agents (in their capacities as such) and each of their respective heirs, executors, administrators, successors and assigns, of and from any and all manner of action or actions, cause or causes of action, demands, rights, Damages, debts, costs, expenses, responsibilities, contracts, agreements, Actions and claims whatsoever, whether known or unknown, of every name and nature, both in law and in equity, which such Shareholder, or its heirs, executors, administrators, successors or assigns ever had, now has, or which it or its heirs, executors, administrators, successors or assigns hereafter may have or shall have against such Persons, arising out of any matters, causes, acts, claims, circumstances or events occurring or failing to occur or conditions existing at or prior to the Closing, except for any claim of breach of any of the Transaction Documents.

                    7.11.2. To the extent permitted under applicable law, except for any breach of any of the Transaction Documents and any Damages with respect thereto, either in contracts, torts or under applicable law, effective as of the Closing, the Company hereby releases, acquits and forever discharges each Shareholder and each of such Shareholder's respective present and former officers, directors, employees, representatives, advisors and agents (in their capacities as such) and each of their respective heirs, executors, administrators, successors and assigns and each present or former director or officer of the Company, of and from any and all manner of action or actions, cause or causes of action, demands, rights, Damages, debts, costs, expenses, responsibilities, contracts, agreements, Actions and claims whatsoever, whether known or unknown, of every name and nature, both in law and in equity, which the Company, or its heirs, executors, administrators, successors or assigns ever had, now has, or which it or, its heirs, executors, administrators, successors or assigns hereafter may have or shall have against the Shareholder or any other Person referred to above arising out of any matters, causes, acts, claims, circumstances or events occurring or failing to occur or conditions existing at or prior to the Closing.

                              Without limitation of Section 7.11.1, (a) for and in consideration of the Issued Shares issuable to each Shareholder hereunder, to the extent any of the following rights exists in respect of the Transaction, the Company and each Shareholder (solely in their capacity as shareholders of the Company) hereby waives any and all pre-emptive rights, anti-dilution rights, rights of first refusal or co-sale or other rights to purchase or sell capital stock of the Company, relating to the Transaction, and (b) each of the Shareholders, on a several and not joint basis, represents and warrants that (i) the capitalization table of the Company attached hereto as Exhibit 2.2.2 hereto constitutes an accurate and complete description of its shareholdings as of the date hereof and as of Closing and (ii) it is not entitled to any further issuance of shares or other securities of the Company above the number of shares set forth alongside its name in Exhibit 2.2.2.

          7.12.     Confidentiality.
                    ---------------

                    Each party agrees to use any information it receives in the course of and in connection with the Transaction for the sole purpose of evaluating the Transaction and hereby acknowledges that it is prohibited from reproducing or distributing any such information, this Agreement or any other materials provided in connection with such consideration of the contemplated transaction, in whole or in part, or divulging or discussing any of their contents except to its advisors and representatives for the purpose of evaluating such transaction. The foregoing agreements shall not apply to any information that is or becomes publicly available through no fault of such party, or that such party is legally required to disclose; provided, however, that if such party is requested or ordered to disclose any such information pursuant to any court or other governmental order or any other applicable legal procedure, it shall provide the other parties with reasonably prompt notice of any such request or order to enable the other parties to seek an appropriate protective order and shall provide the other parties with reasonable assistance in obtaining such protective order.

          7.13.     Adoption of Company Amended Articles.
                    ------------------------------------

                    Unless the Company Amended Articles have been approved by a unanimous consent of the shareholders of the Company, no later than one Business Day following the execution of this Agreement, the Company shall call a meeting of its shareholders for the approval of the Company Amended Articles. The Company shall provide the Buyer with copies of all materials to be sent to the Company's shareholders with respect to such meeting, which materials shall include a recommendation of the Company's board of directors to approve the consummation of the Transaction and shall be in form and substance to the reasonable satisfaction of the Buyer.

          7.14.     Rule 506 and Regulation D Requirement.
                    -------------------------------------

                    The Buyer has provided to the Company, for purposes of delivery to each Experienced Non Accredited Investor, copies of the most recent annual report on Form 20-F of the Buyer and any Form 6-K submitted by the Buyer with the SEC following the date of filing of such Form 20-F.

8.        CONDITIONS TO CLOSING
          ---------------------

          8.1.      Conditions to Each Party's Obligations.
                    --------------------------------------

                    The respective obligations of the Company, each Shareholder and Buyer to effect the Transaction are subject to the satisfaction or written waiver (which waiver on behalf of all Shareholders may be given by the Shareholders Representative Committee) at or prior to the Closing Date of each of the following conditions:

                    8.1.1.    Litigation, Etc. No Action shall have been
                              ----------------
                              instituted or pending which is reasonably likely to make illegal, or to otherwise restrain or prohibit, the consummation of the Transaction.

                    8.1.2.    Laws, Etc. There shall not exist any law or
                              ----------
                              regulation or any other action taken by any Governmental Authority that has resulted, or could reasonably be expected to result in any of the consequences referred to in Section 8.1.1.

                    8.1.3.    Governmental and other Consents. All third party
                              -------------------------------
                              Consents and orders of all Persons required to be obtained prior to the Closing in connection with the execution, delivery and performance of the Transaction Documents by the Company, the Shareholders and Buyer or the consummation of the Transaction thereby, including all governmental approvals set forth in Section 5.4 of the Company Disclosure Schedule and Section 6.6 (except for the Form D listed therein) of the Buyer Disclosure Schedule, shall have been obtained and shall be in full force and effect.

                    8.1.4.    Section 341 Action. In the event that any Non
                              ------------------
                              Consenting Shareholders are forced to sell their shares in accordance with Section 341 of the Companies Law and Article 20(d) of the Company Amended Articles (as and when adopted), the 30-day period to file an action under Section 341 of the Companies Law by such Non Consenting Shareholder shall have expired.

                    8.1.5.    Approval by Buyer Shareholders. The shareholders
                              ------------------------------
                              of the Buyer shall have duly approved the Transaction and the transactions and actions contemplated thereby, including without limitation: (i) the issuance of the Issued Shares to the Shareholders in accordance with this Agreement, (ii) the increase of the Buyer's authorized share capital from NIS 500,000, divided into 50,000,000 ordinary shares, par value NIS
                              0.01 per share, to NIS 1,500,000, divided into 150,000,000 ordinary shares, par value NIS 0.01 per share, (iii) the appointment of Joseph Albagli, Ilan Rosen, Robert Wadsworth and Joseph Asmon as members of the Board of Directors of the Buyer, (iv) a consulting agreement in the form of
                              Exhibit 8.1.5(iv) to be entered into by the Buyer and Ilan Rosen (subject to his appointment as a director of the Buyer following the Closing), (v) subject to consummation of the Transaction, the issuance of (A) options to purchase 200,000 ordinary shares of the Buyer to Elon Ganor, (B) options to purchase 140,000 ordinary shares of the Buyer to Yoav Chelouche and (C) options to purchase 160,000 ordinary shares of the Buyer to Michal Even Chen, which options shall (U) be granted on the date that is 30 days after the Closing Date, (V), except as set forth in clause
                              (X) below, become exercisable with respect to 1/16th of the underlying ordinary shares at the end of each three-month period following the date of grant thereof during which the person receiving such grant shall have served as a director of the Buyer, (W) have an exercise price calculated in accordance with the terms of the Buyer's 2003 Master Stock Option Plan, (X) be subject to full acceleration in the event that such person is required to cease from being a director of the Buyer in connection with a change of control of the Buyer (other than pursuant to the Transaction), (Y) be exercisable for a period of twelve (12) months following such time as the person receiving such grant ceases from being a director of the Buyer and (Z) be otherwise subject to the terms of the Buyer's 2003 Master Stock Option Plan, (vi) the entering by the Buyer into the indemnification agreements referred to in Sections 3.2.7 and 3.3.9 and (vii) the increase of the number of ordinary shares of the Buyer underlying the Buyer's 2003 Master Stock Option Plan by 7,500,000 ordinary shares.

          8.2.      Conditions to Obligations of Buyer.
                    ----------------------------------

                    The obligations of Buyer to effect the Transaction are subject to the satisfaction or written waiver by Buyer at or prior to the Closing Date of each of the following conditions:

                    8.2.1.    Representations and Warranties. The
                              ------------------------------
                              representations and warranties of the Shareholders and the Company set forth in Sections 4 and 5 shall be true and correct in all respects, as of the date of this Agreement and as of the Closing Date with the same effect as though made on and as of the date of this Agreement and (after giving effect to the events and situations disclosed under Section 8.2.3) the Closing Date (except for any representation or warranty made as of a particular date, which shall be true and correct in all respects as of such date), except for any failures of such representations and warranties to be true and correct in all respects that, taken as a whole, would not be reasonably expected to result in a Material Adverse Effect on the Company; provided that no event or situation that shall have occurred following the date hereof and through the Closing and disclosed under Section
                              8.2.3 shall be deemed to result in a Material Adverse Effect on the Company.

                    8.2.2.    Performance of Obligations of the Company and
                              ---------------------------------------------
                              Shareholders. Each and all of the covenants and
                              ------------
                              agreements of the Company and the Shareholders to be performed or complied with pursuant to the Transaction Documents on or prior to the Closing Date shall have been performed and complied with in all material respects.

                    8.2.3.    Compliance Certificate. The Company shall have
                              ----------------------
                              delivered to Buyer a certificate signed on its behalf by its chief executive officer in the form of Exhibit 8.2.3 (i) certifying that the conditions specified in Sections 8.2.1 and 8.2.2 hereof and relating to the Company have been fulfilled, and (ii) to the extent applicable, disclosing any situation or event that shall have occurred following the date hereof and through the Closing and which, had such event occurred or situation existed, as the case may be, prior to the date hereof, would be required to be disclosed in the Company Disclosure Schedule.

                    8.2.4.    Delivery of Documents. All Closing deliveries as
                              ---------------------
                              specified in Section 3.2, shall have been delivered.

                    8.2.5.    Approval by Shareholders. The Transaction
                              ------------------------
                              (including but not limited to adoption of the Company Amended Articles) shall have been approved by the shareholders of the Company in accordance with the terms of the Company's articles of association and any relevant agreement by and among the shareholders of the Company.

                    8.2.6.    Termination of Investors Rights and Shareholders
                              ------------------------------------------------
                              Agreement. The Investors Rights and Shareholders
                              ---------
                              Agreement dated May 2004 between the Company and certain of its shareholders shall have been duly terminated pursuant to a termination agreement in the form of Exhibit 8.2.6.

          8.3.      Conditions to Obligations of the Company and the
                    ------------------------------------------------
                    Shareholders.
                    ------------

                    The obligations of the Company and the Shareholders to effect the Transaction are subject to the satisfaction or written waiver by the Company and the Shareholders (which waiver on behalf of all Shareholders may be given by Shareholders Representative Committee) at or prior to the Closing Date of each of the following conditions:

                    8.3.1.    Representations and Warranties. The
                              ------------------------------
                              representations and warranties of Buyer set forth in Section 6 shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date with the same effect as though made on and as of the date of this Agreement and (after giving effect to the events disclosed under Section 08.3.3) the Closing Date (except for any representation or warranty made as of a particular date, which shall be true and correct in all respects as of such date), except for any failures of such representations and warranties to be true and correct in all respects that, taken as a whole, would not be reasonably expected to result in a Material Adverse Effect on the Buyer; provided that no event or situation that shall have occurred following the date hereof and through the Closing disclosed under Section 8.3.3 shall be deemed to result in a Material Adverse Effect on the Buyer.

                    8.3.2.    Performance of Obligations of Buyer. Each and all
                              -----------------------------------
                              of the covenants and agreements of Buyer to be performed or complied with pursuant to the Transaction Documents on or prior to the Closing Date shall have been performed and complied with in all material respects.

                    8.3.3.    Compliance Certificate. Buyer shall have delivered
                              ----------------------
                              to the Company a certificate signed on its behalf by its chief executive officer in the form of
                              Exhibit 8.3.3 (i) certifying that the conditions specified in Sections 8.3.1 and 8.3.2 hereof have been fulfilled, and (ii) to the extent applicable, disclosing any situation or event that shall have occurred following the date hereof and through the Closing and which, had such event occurred or situation existed, as the case may be, prior to the date hereof, would be required to be disclosed in the Buyer Disclosure Schedule.

                    8.3.4.    Delivery of Documents. All Closing deliveries as
                              ---------------------
                              specified in Section 3.3, shall have been delivered.

                    8.3.5.    Israeli Tax Ruling. The Option Tax Pre-Ruling
                              ------------------
                              shall have been obtained and shall be in form and substance reasonably satisfactory to the Company.

                    8.3.6.    Termination of Certain Agreements. Each of (i) the
                              ---------------------------------
                              Shareholders Agreement dated as of January 19, 1998 by and among La Cresta International Trading Inc., Deutsche, Lior Haramaty, Alon Cohen, Elon Ganor, Ami Tal and Dovrat, Shrem/Yozma - Keren Polaris Limited Partnership, and (ii) Articles 7, 8, 13, 14 and 15 of that Share Purchase Agreement dated as of December 29, 1997 between Buyer and Deutsche, shall have been duly terminated by all respective parties thereto pursuant to agreements in the forms of Exhibits 8.3.6(i) and 8.3.6(ii), respectively. In addition, the Buyer will obtain the waiver by Deutsche of any rights it may have had with respect to issuance of securities of the Buyer pursuant to the Securities Purchase Agreement between the Buyer and certain purchasers dated March 10, 2004, (ii) the Warrant Agreement between the Buyer and IBM Deutschland GmbH dated June 27, 2005 and (iii) this Agreement.

                    8.3.7.    Approval of the Company Amended Articles. The
                              ----------------------------------------
                              shareholders of the Company shall have approved the adoption of the Company Amended Articles.

                    8.3.8.    Liquidation Proceeding. No permanent or temporary
                              ----------------------
                              receiver or liquidator shall have been appointed over all or a substantial part of the assets of the Buyer.

                    8.3.9.    ISA. The Israeli Securities Authorities has issued
                              ---
                              the Israeli Securities Exemption pursuant to
                              Section 15D of the Securities Law of Israel.

                    8.3.10.   Approval of terms of employment of Joseph Albagli.
                              -------------------------------------------------
                              The terms of employment of Joseph Albagli as the Buyer's Chief Executive Officer following the Closing, as set forth in the employment agreement in the form of Exhibit 8.3.10, including the grant to him of options to purchase 1,777,998 ordinary shares of the Buyer (which options shall vest over a period of 48 months as follows: options to purchase 25% of the underlying shares will vest 12 months after the date of his employment agreement with the Buyer, and options to purchase the remaining underlying shares will vest in equal installments over the subsequent 12 quarters, provided that if Mr. Albagli's employment with the Buyer is terminated by the Buyer (other than termination for Cause, as defined in Mr. Albagli's employment agreement) or terminated by Mr. Albagli with Good Reason (as defined in Mr. Albagli's employment agreement), the options that would otherwise have vested as of the 8 subsequent vesting dates will immediately vest and become exercisable), shall have been duly approved by the Buyer's shareholders.

                    8.3.11.   Approval of grants of options to newly appointed
                              ------------------------------------------------
                              directors. The issuance of options to purchase
                              ---------
                              200,000 ordinary shares of the Buyer to each of Ilan Rosen, Robert Wadsworth and Joseph Atsmon (which options shall have the same terms as the options referred to in Section 8.1.5(v)) shall have been duly approved by the Buyer's shareholders.


9.        TERMINATION
          -----------

          9.1.      Termination.
                    -----------

                    This Agreement may be terminated and the Transaction abandoned at any time prior to the Closing Date:

                    9.1.1. by the mutual written agreement of Buyer, the Company and the Shareholders Representative Committee;

                    9.1.2. by each of the Company and Buyer, in the event that within 60 days following the date hereof the Closing shall not have occurred, provided,
                                                               --------
                              however, that the right to terminate this
                              -------
                              Agreement under this Section 9.1.2 shall not be available to any party whose failure to fulfill any obligation under this Agreement shall have been the cause of, or results in, the failure of the Closing to occur on or before such date;

                    9.1.3. by written notice by Buyer to the Company and the Shareholders Representative Committee (or, if a Shareholders Representative Committee shall not have been designated, to all Shareholders), if there shall have been a breach of any covenant or agreement on the part of the Company or any Shareholder set forth in this Agreement or any other Transaction Document which is material to this Agreement as a whole, or if any representation or warranty of the Company or any Shareholder set forth in this Agreement or any other Transaction Document shall have become untrue in a manner which constitutes a Material Adverse Effect on the Company, provided that if such breach or misrepresentation is curable by the Company or such Shareholder, then Buyer shall give written notice of such breach or misrepresentation to the Company and the Shareholders Representative Committee (or, if a Shareholders Representative Committee shall not have been designated, to all Shareholders), and it shall only be entitled to give the notice of termination if such breach or misrepresentation shall not have been cured within 30 (thirty) days from the date of Buyer's notice notifying of such breach or misrepresentation;

                    9.1.4. by written notice by the Company or the Shareholders Representative Committee (if a Shareholders Representative Committee shall have been designated) to Buyer, if there shall have been a breach of any covenant or agreement on the part of Buyer set forth in this Agreement or any other Transaction Document which is material to this Agreement as a whole, or if any representation or warranty of Buyer set forth in this Agreement or any other Transaction Document shall have become untrue in a manner that constitutes a Material Adverse Effect on the Buyer, provided that if such breach or misrepresentation is curable by Buyer, then the Company or the Shareholders Representative Committee, as the case may be, shall give written notice of such breach or misrepresentation to Buyer, and it shall only be entitled to give the notice of termination if such breach or misrepresentation shall not have been cured within 30 (thirty) days from the date of notice from the Company or the Shareholders Representative Committee, as the case may be, notifying of such breach or misrepresentation;

                    9.1.5. if there shall be any law that makes consummation of the Transaction illegal or otherwise prohibited or any ruling, judgment, injunction, order or decree of any Governmental Authority having competent jurisdiction enjoining the Company or Buyer from consummating the Transaction is entered and the ruling, judgment, injunction, order or decree shall have become final and nonappealable and, prior to that termination, the parties shall have used reasonable efforts to resist, resolve or lift, as applicable, any law, ruling, judgment, injunction, order or decree; provided, however, that the right to terminate this Agreement pursuant to this Section 9.1.5 shall not be available to any party whose breach of any provision of this Agreement or other action results in the imposition of such ruling, judgment, injunction, order or decree or the failure of such ruling, judgment, injunction, order or decree to be resisted, resolved or lifted, as applicable; or

                    9.1.6. by Buyer or the Company, prior to the approval of the Transaction by its respective shareholders and following receipt by the Buyer or the Company, respectively, of a Superior Proposal (as defined below), if a Superior Proposal has been made, has not been withdrawn and continues to be a Superior Proposal; provided, however, that the party wishing to terminate this Agreement under this
                              Section 9.1.6 shall not be permitted to do so unless it pays to the other party the termination fee in accordance with Section 9.2.

                              A "Superior Proposal" shall mean any written
                              Acquisition Proposal (provided that no Acquisition Proposal shall constitute a Superior Proposal if immediately following the consummation of such Acquisition Proposal, the shareholders of Buyer or the Company, as the case may be, would own a majority of the voting power of the survivor or acquiring entity) that a majority of the members of the board of directors of Buyer or the Company, as the case may be, determine in good faith, after consultation with outside legal counsel and financial advisors, (w) provides to the shareholders of Buyer or the Company, as the case may be, with a value that exceeds the value to be reflected pursuant to this Agreement, (x) would result in a transaction, if consummated, that would be more favorable to the shareholders of Buyer or the Company, as the case may be (taking into account all facts and circumstances, including all legal, financial, regulatory and other aspects of the proposal and the identity of the offeror) than the transactions contemplated hereby, (y) is reasonably likely to be consummated in a timely manner (taking into account all legal, financial, regulatory and other relevant considerations), and (z) is made by a Person or group of Persons who have provided Buyer or the Company, as the case may be, with reasonable evidence that such Person or group has or will have sufficient funds or committed financing to complete such Acquisition Proposal (with respect to a Superior Proposal that contemplates a cash consideration).

9.2.      Termination Fee.
          ---------------

          The party desiring to terminate this Agreement pursuant to Sections
          9.1.1 through 9.1.6 shall give written notice of such termination to the other party in accordance with Section 12.6; provided that no such termination by the Company or by Buyer pursuant to Section 9.1.6 shall be effective unless the terminating party shall have paid to the other party a cash amount equal to (i) in the event that this Agreement is terminated pursuant to (A) Section 9.1.6 and a Superior Proposal is not consummated within 150 days after termination of this Agreement, the costs and expenses of the non-terminating party, up to $250,000, which amount shall be payable upon the expiration of such 150-day period, or (ii) in the event that this Agreement is terminated pursuant to Section 9.1.6 and the Superior Proposal is consummated within 150 days after termination of this Agreement, $1,000,000, which amount shall be payable upon consummation of the Superior Proposal.

9.3.      Effect of Termination.
          ---------------------

          In the event of the termination of this Agreement pursuant to Section 9.1, this Agreement shall thereafter become void and have no effect , without any liability on the part of any party in respect thereof, except that (i) nothing herein will relieve any party from liability for any breach of any representation, warranty, covenant or agreement in this Agreement and (ii) Section 9 and 12 shall survive termination of this Agreement.

10.       SURVIVAL; INDEMNIFICATION
          -------------------------

          10.1. Except as described below, the respective representations and warranties of the Company, each Shareholder and Buyer contained in this Agreement will terminate and expire upon the Closing.

          10.2. The Shareholders' representations and warranties contained in Section 4.3 (Title to Shares), the Company's representations and warranties contained in Section 5.3 and Buyer's representations and warranties contained in Section
                    6.3 (Capitalization) and Section 6.5 (Valid Issuance of Issued Shares), will survive the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby and the Closing Date until all applicable statutes of limitation shall have expired and shall then expire.

          10.3.     Indemnification by Each Shareholder.
                    -----------------------------------

                    Subject to Section 10.6, each Shareholder shall, severally and not jointly, indemnify, defend and hold harmless Buyer from and against any and all Damages as incurred or suffered by Buyer based upon, arising out of or otherwise in any way relating to or in respect of:

                    10.3.1. any breach of any representation or warranty made by such Shareholder in Section 4.3 hereof; or

                    10.3.2. any breach or violation of any covenant or agreement of such Shareholder contained in any Transaction Document.

          10.4.     General Indemnification by Shareholders.
                    ---------------------------------------

                    Subject to Section 10.6, the Shareholders shall, severally and not jointly, indemnify, defend and hold harmless the Buyer from and against any and all Damages as incurred or suffered by Buyer based upon, arising out of or otherwise in any way relating to or in respect of:

                    10.4.1. any breach of any representation or warranty made by the Company in Section 5.3 hereof;

                    10.4.2. any breach or violation of any covenant or agreement of the Company contained in any Transaction Document prior to Closing; or

                    10.4.3. any Damages resulting from or relating to any claims by any Shareholder or its Affiliate in connection with the distribution of the Issued Shares in accordance with Exhibit 2.2.2.

          10.5.     Indemnification by Buyer.
                    ------------------------

                    Subject to Section 10.6, Buyer shall indemnify, defend and hold harmless each of the Shareholders and their respective Affiliates (collectively, the "Sellers Group") from and against any and all Damages as incurred or suffered by the Shareholders or any other member of the Sellers Group based upon, arising out of or otherwise in any way relating to or in respect of:

                    10.5.1. any breach of any representation or warranty made by Buyer in Section 6.3 or Section 6.5 hereof; or

                    10.5.2. any breach or violation of any covenant or agreement of Buyer contained in any Transaction Document.

          10.6.     Certain Rights and Limitations.
                    ------------------------------

                    10.6.1. The liability of the Sellers Group for Damages incurred by Buyer under Section 10.3 and Section
                              10.4 (except under Section 10.4.3 and except for Damages incurred by the Buyer due to a breach of the Shareholders' representations and warranties set forth in Section 4.3 and a breach of the Company's representations and warranties set forth in Section 5.3) shall not exceed $500,000. The liability of each Shareholder for Damages incurred by Buyer under Section 10.4.3 or due to a breach of such Shareholder's representations and warranties set forth in Section 4.3 or a breach of the Company's representations and warranties set forth in Section 5.3 shall not exceed an amount equal to the value (calculated based on the Average Share Price on the Closing Date) of the Issued Shares allocated to such Shareholder pursuant to Exhibit 2.2.2.

                    10.6.2. The liability of the Buyer for Damages incurred by the Sellers Group under Section 10.5 (except for Damages incurred by the Sellers Group due to any breach of the Buyer's representations and warranties set forth in Sections 6.3 and 6.5) shall not exceed $500,000.

                    10.6.3. The Buyer shall not be entitled to be indemnified by the Sellers Group and the Sellers Group shall not be entitled to be indemnified by Buyer with respect to any claims hereunder until the aggregate amount of Damages actually incurred by the indemnified party with respect to such claims exceeds $50,000 in the aggregate, in which event the indemnifying party shall be responsible for the full amount of such Damages from the first dollar of such Damages (but subject to Sections
                              10.6.1 and 10.6.2).

                    10.6.4.   Limitation on Indemnification.
                              -----------------------------

                              10.6.4.1. All claims of the Buyer for Damages
                                        under Section 10.4 that are resolved in
                                        favor of the Buyer shall be payable
                                        through the transfer to the Buyer from
                                        the Shareholders (in accordance with the allocation to them of Issued Shares set forth on Exhibit 2.2.2) of ordinary shares of Buyer, subject to Section 10.6.4.4, and after such amount of ordinary shares of Buyer is transferred to the Buyer as set forth herein, neither the Sellers Group nor any of the Shareholders shall have any further liability with respect to claims that are subject to the aforesaid maximum indemnification amount. The Buyer shall have the right to redeem the foregoing ordinary shares without consideration and without the need to receive any deed of transfer or similar document relating to such ordinary shares, and upon such redemption such ordinary shares shall be deemed to have been transferred to the Buyer by the Shareholders (in accordance with the allocation to them of Issued Shares set forth on Exhibit 2.2.2) and the share register of the Buyer shall be adjusted accordingly.

                              10.6.4.2. All claims of the Buyer for Damages
                                        under Section 10.3 that are resolved in
                                        favor of the Buyer shall be payable
                                        through the transfer to the Buyer from
                                        the respective Shareholder of ordinary
                                        shares of Buyer, subject to Section
                                        10.6.4.4, and after such amount of
                                        ordinary shares of Buyer is transferred
                                        to the Buyer as set forth herein, such
                                        Shareholder shall have no further
                                        liability with respect to claims that
                                        are subject to the aforesaid maximum
                                        indemnification amount. The Buyer shall
                                        have the right to redeem the foregoing
                                        ordinary shares from the respective
                                        Shareholder without consideration and
                                        without the need to receive any deed of
                                        transfer or similar document relating to such ordinary shares, and upon such redemption such ordinary shares shall be deemed to have been transferred to the Buyer by the respective Shareholder and the share register of the Buyer shall be adjusted accordingly.

                              10.6.4.3. All claims of the Sellers Group for
                                        Damages under Section 10.5 that are
                                        resolved in favor of the Sellers Group
                                        shall be payable through the issuance by the Buyer to the Shareholders (in accordance with the allocation to them of Issued Shares set forth on Exhibit 2.2.2) of new ordinary shares of Buyer, subject to Section 10.6.4, and after such amount of ordinary shares of Buyer is issued to the Shareholders as set forth herein, the Buyer shall have no further liability with respect to claims that are subject to the aforesaid maximum indemnification amount.

                              10.6.4.4. Notwithstanding anything to the contrary
                                        set forth herein, the maximum amount of
                                        ordinary shares of Buyer (i) that the
                                        Sellers Group or any Shareholder may be
                                        required to transfer to Buyer under

                                        Sections 10.6.4.1 or 10.6.4.2, as the
                                        case may be, or (ii) that the Buyer may
                                        be required to issue to the Sellers
                                        Group under Section 10.6.4.3 (other than as a result of a breach of any of the representations and warranties contained in Sections 6.3 and 6.5) (in each case, the "Indemnification Shares"), shall be equal to such number of Buyer ordinary shares that shall have, as of the Closing, a value (based on the Average Share Price on the Closing Date) equal to $500,000 (as such number of Indemnification Shares may be adjusted for stock splits, combinations and like events), provided that in no event shall the number of Indemnification Shares exceed 110% of the number of ordinary shares of the Buyer that shall have a value as of the dated hereof (based on the Average Share Price as of the date hereof) equal to $500,000 (as such number of Indemnification Shares may be adjusted for stock splits, combinations and like events).

                    10.6.5. No loss, Liability, damage or deficiency shall constitute Damages to any party to the extent of any insurance proceeds actually received by such party with respect to such loss, Liability, damage or deficiency (after deducting reasonable costs and expenses incurred in connection with recovery of such proceeds).

                    10.6.6. The parties acknowledge and agree that, the aforesaid maximum indemnification amounts and Survival Period shall not apply to claims against a Shareholder based on fraud on the part of such Shareholder in connection with the Transaction or any misrepresentation knowingly made by such Shareholder, and except for claims against Buyer based on fraud on the part of Buyer in connection with the Transaction or any misrepresentation knowingly made by Buyer.

                    10.6.7. For the removal of doubt and as contemplated above, each Shareholder shall be liable only for such Shareholder's Pro Rata Share of any liability of Shareholders to the Buyer pursuant to claims for indemnification under Section 10.6.1 and shall be liable alone for any claims brought against such Shareholder pursuant to Section 10.6.1.


11.       SHAREHOLDERS REPRESENTATIVE COMMITTEE
          -------------------------------------

          11.1. All of the parties to the Agreement agree that each of Joseph Albagli, Ilan Rosen and Yoav Samet are hereby appointed, effective from and after the Closing Date, to act as the Shareholders Representative Committee under this Agreement in accordance with the terms of this Section 11 (the "Shareholders Representative Committee"). In the event that one (1) or two (2) members of the Shareholders Representative Committee cease to be members as a result of death, resignation, incapacity or removal, then the remaining members of the Shareholders Representative Committee shall appoint one or more successor member(s) as soon as practicable. In the event that there are no members of the Shareholders Representative Committee at any time from and after the Closing Date as a result of death, resignation, incapacity or removal, then Shareholders who were entitled to receive a majority of the number of the Issued Shares shall be entitled to appoint successor members of the Shareholders Representative Committee. The Shareholders Representative Committee shall act by majority vote in accordance with such procedures as it may adopt. Buyer shall be entitled to rely, without any investigation or inquiry, upon a certificate or instrument executed by a majority of the Shareholders Representative Committee as evidence that such action was duly and property taken by the Shareholders Representative Committee.

          11.2. The Shareholders hereby authorize the Shareholders Representative Committee (i) to take all action necessary in connection with the defense, negotiation and/or settlement of any claims for which the Shareholders may be required to indemnify Buyer (provided that the settlement of any claim for which any Shareholder may be required to indemnify Buyer severally from the other Shareholders and not based on its respective Shareholder's Pro Rata Share shall be subject to the consent of such Shareholder) and any claim for which the Buyer may be required to indemnify the Shareholders, (ii) to give and receive all notices required to be given and take all action required or permitted to be taken under this Agreement and the other agreements contemplated hereby to which the Shareholders collectively as a group are parties,
                    (iii) to execute and deliver all agreements, certificates and documents required or deemed appropriate by the Shareholders Representative Committee in connection with, and for the implementation of, any of the transactions contemplated by this Agreement; (iv) to engage special counsel, accountants and other advisors and incur such other expenses in connection with any of the transactions contemplated by this Agreement; and (vi) to take such other action as the Shareholders Representative Committee may deem appropriate, including: (a) agreeing to any modification or amendment of this Agreement and executing and delivering an agreement of such modification or amendment; (b) taking any actions required or permitted under this Agreement; and (c) all such other matters as the Shareholders Representative Committee may deem necessary or appropriate to carry out the intents and purposes of this Agreement.

          11.3. By their acceptance and adoption of this Agreement, the Shareholders agree that:

                    11.3.1. notwithstanding any other provision herein to the contrary, Buyer shall be entitled to rely conclusively on (i) the instructions and decisions of the Shareholders Representative Committee as to the settlement of any claims for indemnification by Buyer or by the Shareholders or any other actions taken by the Shareholders Representative Committee hereunder and (ii) the confirmation of the Shareholders Representative Committee, with respect to any action taken by it hereunder, that it is authorized to take such action; and the Buyer shall have no liability towards any

                              Shareholder with respect to its reliance on any of the foregoing;

                    11.3.2. all actions, decisions and instructions of the Shareholders Representative Committee taken in accordance with the provisions of Section 11.2, including, without limitation, the defense or settlement of any claims for which the Shareholders may be required to indemnify Buyer, shall be conclusive and binding upon all of the Shareholders and no Shareholder shall have any right to object, dissent, protest or otherwise contest the same or have any cause of action against the Shareholders Representative Committee for any action taken, decision made or instruction given by the Shareholders Representative Committee under this Agreement, except for frauds, willful breach of this Agreement or gross negligence by the Shareholders Representative Committee; the Shareholders Representative Committee shall give the Shareholders notices, from time to time and as reasonably required, of any action, decision and instruction made or given by them; and the Buyer shall have the right to rely on, and shall have no liability towards any Shareholder with respect to its reliance on, any such action, decisions and instructions of the Shareholders Representative Committee;

                    11.3.3. in the event that the Shareholders who were entitled to receive a majority of the number of the Issued Shares shall require or instruct the Shareholders Representative Committee to act in a certain manner (provided such manner does not contradict the specific provisions hereof), in connection with a certain action, decision or instruction or in general, then the Shareholders Representative Committee shall act accordingly.

                    11.3.4. the provisions of this Section 11.3 are independent and severable, are irrevocable and coupled with an interest and shall be enforceable notwithstanding any rights or remedies that any Shareholder may have in connection with the transactions contemplated by this Agreement;

                    11.3.5. remedies available at law for any breach of the provisions of this Section 11 may be inadequate; therefore, Buyer and the Shareholders Representative Committee shall be entitled to temporary and permanent injunctive relief without the necessity of proving Damages if Buyer or the Shareholders Representative Committee brings an action to enforce the provisions of this Section 11; and

                    11.3.6. the provisions of this Section 11 shall be binding upon the executors, heirs, legal representatives, successors and assigns of each Shareholder, and any references in this Agreement to a Shareholder or the Shareholders shall mean and include the successors to the Shareholders' rights hereunder, whether pursuant to assignment, testamentary disposition, the laws of descent, and distribution or otherwise.

          11.4. All reasonable fees and expenses incurred by the Shareholders Representative Committee in connection with this Agreement shall be paid by the Shareholders in proportion to their respective Shareholder's Pro Rata Share.

          11.5. In acting as the representative of the Shareholders, the Shareholders Representative Committee, to the extent applicable, may rely upon, and shall not be liable to any Shareholder for acting or refraining from acting upon, an opinion of counsel. The Shareholders Representative Committee shall incur no liability to any Shareholder with respect to any action taken or suffered by him in its capacity as Shareholders Representative Committee, in reliance upon any such opinion of counsel, provided, in each case, that the Shareholders Representative Committee informs the Shareholders in writing of such opinion, except for their own willful misconduct or gross negligence and the Shareholders Representative Committee shall be indemnified and kept harmless by the Shareholders (severally and not jointly) from all losses, costs and reasonable expenses which the Shareholders Representative Committee may incur as a result of involvement in any legal proceedings arising from the performance of his duties hereunder, provided he acted in good faith in accordance herewith and promptly notified the Shareholders of such proceeding, and except for his own willful misconduct or gross negligence.

          11.6. Each Shareholder hereby releases, acquits and forever discharges any and all of the other Shareholders and each of their representatives, of and from any claim, Damages or responsibility in connection with any action made or resolution adopted by such Shareholders in good faith pursuant to, and in connection with, the fulfillment of the provisions of this Agreement or any other Transaction Document (provided such Shareholders have acted in accordance therewith), including, inter alia, in connection with any resolution taken by such Shareholders or a group of Shareholders whenever the approval, instructions or actions by the majority Shareholders is required or referred to hereunder or under any other Transaction Document.

          11.7. For the avoidance of doubt, the provisions of this Section 11 shall be in addition to any specific agreement made between the Shareholders and the Shareholders Representative Committee.

12.       GENERAL PROVISIONS
          ------------------

          12.1.     Assignment.
                    ----------

                    No party to this Agreement will convey, assign or otherwise transfer any of its, his or her rights or obligations under any Transaction Document without the prior written consent of the Company and the Shareholders Representative Committee (in the case of an assignment by Buyer) or of Buyer (in the case of an assignment by the Company or any Shareholder). Any conveyance, assignment or transfer requiring prior written consent which is made without such consent will be void ab initio. No assignment of this Agreement will relieve the assigning party of its obligations hereunder.

          12.2.     Parties in Interest.
                    -------------------

                    This Agreement is binding upon and is for the benefit of the parties hereto and their respective successors and permitted assigns. This Agreement is not made for the benefit of any Person not a party hereto, and no Person other than the parties hereto or their respective successors and permitted assigns will acquire or have any benefit, right, remedy or claim under or by reason of this Agreement.

          12.3.     Amendment.
                    ---------

                    This Agreement may not be amended, modified or supplemented except by a written agreement executed by Buyer, the Company and the Shareholders Representative Committee. Any such amendment will be binding upon Buyer, the Company, all of the Shareholders and their respective successors and assigns.

          12.4.     Waiver; Remedies.
                    ----------------

                    No failure or delay on the part of any party in exercising any right, power or privilege under any Transaction Document will operate as a waiver thereof, nor will any waiver on the part of a party of any right, power or privilege under any Transaction Document operate as a waiver of any other right, power or privilege under any Transaction Document, nor will any single or partial exercise of any right, power or privilege thereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

          12.5.     Fees and Expenses.
                    -----------------

                    Subject to Section 9.2, each of the Company, the Shareholders and Buyer will pay, without any right of reimbursement from the other, all of their respective costs and expenses incident to the performance of their respective obligations hereunder, including the fees and disbursements of legal counsel, accountants, experts and consultants employed by the respective parties in connection with the Transaction, whether or not the Transaction is consummated. Neither the Buyer nor the Company shall bear legal fees in connection with the Transaction in excess of US$150,000 plus VAT and reimbursement of expenses (for each of the Company and the Buyer), and with respect to the Buyer such amount shall not include the legal fees plus VAT (if applicable) and reimbursement of expenses of Buyer's legal counsel with respect to all matters relating to the listing of Buyer's ordinary shares on NASDAQ Capital Market (up to an amount of US$ 10,000 for Israeli counsel for the Buyer and without limitation with regard to U.S. counsel for the Buyer).

          12.6.     Notices.
                    -------

                    All notices, requests, claims, demands and other communications required or permitted to be given under any Transaction Document shall be in writing and will be delivered by hand or telecopied or sent, postage prepaid, by registered, certified or express mail or reputable overnight courier service and will be deemed given when so delivered by hand or telecopied, or three business days after being so mailed (one business day in the case of overnight courier service). All such notices, requests, claims, demands and other communications will be addressed as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice in accordance with this Section 12.6:

                    If to Buyer:


                    2 Maskit Street
                    Herzliya Pituach 46733, Israel
                    Attention: Chief Financial Officer
                    Telecopy:  972-9-951-5307


                    with a copy to:


                    Meitar, Liquornik, Geva & Leshem, Brandwein
                    16 Abba Hillel Silver Road
                    Ramat-Gan 52506, Israel
                    Attention: Dan Shamgar, Adv.
                    Telecopy: 972-3-610-3111


                    If to the Company:


                    60 Medinat Hayehudim Street
                    P.O. Box 4041
                    Herzliya Pituach 46140, Israel
                    Attention: Chief Financial Officer
                    Telecopy: 972-9-955-8175


                    with a copy to:


                    Yigal Arnon & Co.
                    22 Rivlin Street
                    P.O. Box 69
                    Jerusalem 91000, Israel
                    Attention: Barry Levenfeld, Adv.
                    Telecopy: 972-2-623-9236

                    If to the Shareholders Representative Committee:

                    To such addresses as provided upon selection of the Shareholders Representative Committee

          12.7.     Entire Document.
                    ---------------

                    This Agreement, the other Transaction Documents and the Confidentiality Agreement collectively constitute the entire agreement between the parties with respect to the subject matter hereof and this Agreement, the other Transaction Documents and the Confidentiality Agreement supersede all prior negotiations, agreements and understandings of the parties of any nature, whether oral or written, relating thereto.

          12.8.     Severability.
                    ------------

                    If any provision of any Transaction Document or the application thereof to any Person or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions thereof, or the application of such provision to Persons or circumstances other than those as to which it has been held invalid or unenforceable, shall remain in full force and effect and shall in no way be affected, impaired or invalidated thereby.

          12.9.     Governing Law; Jurisdiction.
                    ---------------------------

                    This Agreement will be governed by and construed in accordance with the internal laws of the State of Israel applicable to Contracts made and to be performed entirely within such State, without regard to the conflicts of law principles of such State. The parties agree to negotiate in good faith to resolve any controversy, dispute or claim arising out of, in connection with, or in relation to the interpretation, performance, non-performance, validity or breach of this Agreement or the other Transaction Documents or otherwise arising out of, or in any way related to, this Agreement or the other Transaction Documents, including any claim based on Contract, tort or statute (a "Dispute"). In the event the parties are unable to resolve such Dispute, such Dispute shall be submitted to the competent court in Tel Aviv, Israel.

          12.10.    6-K Submission and Publicity.
                    ----------------------------

                    Neither Buyer, the Company nor any Shareholder shall issue any press releases or any other public statements with respect to the Transaction; provided, however, (i) that Buyer, on or about the Closing Date, shall submit a Report on Form 6-K with the SEC describing the terms of the Transaction and attaching this Agreement and the press release referred to below as exhibits to such submission (the "6-K Submission" including all attachments) as is required by applicable law, regulations, and NASDAQ rules and shall provide the Company with a reasonable opportunity to review and comment on drafts of the 6-K Submission, and include therein all changes proposed by Company; and (ii) the Buyer shall be entitled, to issue any press release or make any other public disclosure (including a press release concerning the offering of the Issued Shares) with respect to the Transaction and shall provide the Company with a reasonable opportunity to review and comment on such press release or disclosure and include therein all changes proposed by Company (A) in substantial conformity with the 6-K Submission and (B) as is required by applicable law, regulations and NASDAQ rules; and, provided further, that no such release may identify a Shareholder unless such Shareholder has consented thereto in writing, or as required by law.

          12.11.    Counterparts; Captions.
                    ----------------------

                    This Agreement may be executed in separate counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts will together constitute the same agreement. The article and section captions herein and the table of contents hereto are for convenience of reference only, do not constitute part of this Agreement.

                [Remainder of this page intentionally left blank]

Buyer:
-----

VOCALTEC COMMUNICATIONS LTD.


By:
    --------------------------
Name:
Title:


Company:
-------

TDSOFT LTD.

By:
    --------------------------
Name:
Title:

SHAREHOLDERS SIGNATURE PAGE:

Name of Shareholder:       ------------------------

Address:                   ------------------------

Signature:                 ------------------------

          By checking the appropriate box below, such Shareholder represents and warrants that such Shareholder is (and each Shareholder will become party to this Agreement only upon checking one of the following boxes):

          --
         /  /  an "accredited investor" as such term is defined in Rule 501 of
         --    Regulation D of the Securities Act.


         --
        /  /  not an "accredited investor" but such Shareholder has
        -- substantial knowledge and experience in financial and business matters and is capable, without the use of a financial advisor, of utilizing and analyzing the information made available in connection with the acquisition of the Issued Shares under this Agreement, and of evaluating the merits and risks of an investment in the Issued Shares.


           --
          /  /  not an "accredited investor", but such Shareholder has,
          -- through appropriate representation by ________________, as such Shareholder's "purchaser representative" (as such terms used in the Securities Act and Regulation D thereunder), substantial knowledge and experience in financial and business matters and is capable, with the use of a financial advisor, of utilizing and analyzing the information made available in connection with the acquisition of the Issued Shares under this Agreement, and of evaluating the merits and risks of an investment in the Issued Shares.


            --
           /  /  not a U.S. Person as defined by Rule 902 of Regulation S.
           --